3/28

08001546

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jupiter Telecommunications Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34800

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/31/08

12-31-07

(Translation from Japanese disclosure to JASDAQ)

March 10, 2008

[U.S. GAAP]

Corrections of Consolidated Annual Financial Results Release

For the Year Ended December 31, 2007

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp

Jupiter Telecommunications Co., Ltd. (the "Company") announced today the correction of its consolidated forecasts for the December 2008 term originally announced on January 30, 2008.

The Company corrected the amount of the projected net income per share, because the Company found that the projected net income per share was calculated by using the number for the 2007 periodic weighted averaged shares on the original release instead of the 2008 projected periodic weighted averaged shares.

This correction has no effect on the consolidated statements of operations and the consolidated balance sheet for the year ended December 31, 2007.

[Correction]

The corrected part is indicated with an underline.

Consolidated Annual Financial Results Release, Page 2

3. Consolidated forecasts for December 2008 term (from January 1, 2008 to December 31, 2008)

[Previous disclosure]

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	295,000	11.5	50,000	16.8	45,000	20.0	27,000	12.5	<u>4,107.94</u>

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

[Amended disclosure]

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	295,000	11.5	50,000	16.8	45,000	20.0	27,000	12.5	<u>3,943.13</u>

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Highlights of 2007 (1/2)

January 30, 2008
Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	Year ended December 31, 2007	Year ended December 31, 2006	Change		Forecast for the year ending Dec. 31, 2008	2007 results vs 2008 forecast	Explanation of changes
			Amount	%			
Revenue:							
Subscription fee	2,301	1,965	335	17%			Subscription fee breakdown: Cable TV 1,231(+203, or +20%), HS Internet 666(+84, or +15%), Telephony 404(+48, or +14%). Effect of acquisitions (+163)
Other	344	254	90	36%			Effect of acquisitions (+63)
Total	2,645	2,219	426	19%	2,950	12%	Effect of acquisitions (+226)
Operating costs and expenses:							
Operating & programming costs	1,047	923	125	13%			In line with increase in subscribers, increases in labor and other related costs, network ,maintenance, and construction. Effect of acquisitions (+78)
Selling, general & administrative	527	440	87	20%			Increase due to effect of acquisitions (+67), and higher labor and employee related costs.
Depreciation & amortization	642	540	102	19%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+67)
Operating income	428	316	112	36%	500	17%	
Other income (expense):							
Interest expense, net	43	35	8	21%			Primarily, due to additional borrowings related to the acquisition of CW.
Other income, net	6	3	3	119%			
Income before tax, equity, minority	391	283	108	38%			
Equity in earnings of affiliates	3	4	(1)	(21%)			
Minority interest in net income	19	12	7	59%			
Income before income taxes	375	275	100	36%	450	20%	
Income taxes	135	30	105	347%			
Net income	240	245	(5)	(2%)	270	13%	

OCF *1	1,072	860	212	25%
Margin	40.5%	38.7%	1.8%	

*1: OCF (Operating Cash Flow) : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

Assets and Liabilities	As of Dec. 31, 2007	As of Dec. 31, 2006	Change
Total Assets	6,804	6,259	545
Equity	3,300	2,773	527
Equity capital ratio to total assets	49%	44%	4%
Debt (including capital lease obligations)	2,230	2,421	(191)
Net Debt	2,001	2,216	(215)
D/E Ratio (Net)	0.61	0.80	(0.19)

Capital Expenditure	Year ended December 31, 2007	Year ended December 31, 2006	Change	
			Amount	%
Capital expenditures	463	485	(21)	(4%)
Capital lease expenditure	189	174	15	9%
Total	653	659	(6)	(1%)

Cash Flows	Year ended December 31, 2007	Year ended December 31, 2006	Explanation
Cash provided by operating activities	952	800	OCF(1,072)
Cash used in investing activities	(527)	(1,216)	Capital expenditure(463)
Free Cash Flow	299	141	(Cash provided by operating activities 952) - (Capital expenditure incl. Capital Lease 653)
Cash used in financing activities	(401)	268	Principal payment of debt (248) and capital lease (157)
Increase/(decrease) in cash	24	(148)	

(Note) Amount and percentages are calculated based on financial statements in Change column.

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Highlights of 2007 (2/2)

January 30, 2008

J:COM Group	As of Dec. 31, 2007	As of Dec. 31, 2006	Change		Explanation of changes
Consolidated subsidiaries					
CATV company	20	23	(3)	(a)	Merger of Kobe Ashiya with Cable TV Kobe(-1), and Kanto with Setamachi and Chofu (-2)
Others	12	4	8		Acquisition of Jupiter Visual Communications (+1) In line with merger with Jupiter TV, Jupiter Entertainment, Jupiter Golf Network, Jupiter VOD, Reality TV Japan, JSBC2 Jupiter Sports and J Sports LLC were consolidated (+7) Later, Jupiter VOD merged with Jupiter Entertainment (-1) Establishment of Channel Ginga (+1)
Total	32	27	5	(1)	
Equity-method affiliates					
CATV company	3	2	1	(b)	Kyoto Cable Communications became equity-method affiliates (+1)
Others	8	3	5		In line with merger with Jupiter TV, Discovery Japan, Animal Planet Japan, J SPORTS Broadcasting, AXN Japan, Jupiter Satellite and Intrac TV were included (+6) Jupiter VOD became subsidiaries (-1)
Total	11	5	6	(2)	
Group total (1)+(2)	43	32	11		
CATV company Total (a) + (b)	23	25	(2)		

Consolidated systems (A+B) *7

Operational Data	As of Dec. 31, 2007	As of Dec. 31, 2006	Change
RGUs			
CATV	2,188,000	2,109,300	78,700
of which digital service	1,470,200	1,088,900	381,300
HS Internet access	1,211,600	1,108,800	102,800
Telephony	1,312,600	1,119,900	192,700
Total	4,712,200	4,338,000	374,200
Customers connected	2,659,100	2,512,200	146,900
Homes passed	9,438,200	9,206,100	232,100
Average number of RGUs per customer	1.77	1.73	0.04
Rate of customers taking 3 services	24.8%	–	–
ARPU *2 (Average revenue per customer per month)	¥7,687 *3	–	–
Monthly churn rate *5			
CATV	1.0%	–	–
HS Internet access	1.3%	–	–
Telephony	0.7%	–	–

A. Consolidated systems (excluding Cable West)

Operational Data	As of Dec. 31, 2007	As of Dec. 31, 2006	Change
RGUs			
CATV	1,866,400	1,799,700	66,700
of which digital service	1,241,200	921,300	319,900
HS Internet access	1,066,200	978,900	87,300
Telephony	1,243,900	1,097,000	146,900
Total	4,176,500	3,875,600	300,900
Customers connected	2,301,300	2,177,500	123,800
Homes passed	8,039,900	7,807,800	232,100
Average number of RGUs per customer	1.81	1.78	0.03
Rate of customers taking 3 services	26.7%	24.8%	1.9%
ARPU *2 (Average revenue per customer per month)	¥7,946 *3	7,787 *4	¥159
Monthly churn rate *5			
CATV	1.0%	1.1%	(0.1%)
HS Internet access	1.3%	1.3%	(0.0%)
Telephony	0.8%	0.8%	(0.0%)

[Reference]

Total of managed systems *7 *8

Operational Data	As of Dec. 31, 2007	As of Dec. 31, 2006	Change
RGUs			
CATV	2,274,600	2,195,900	78,700
of which digital service	1,523,100	1,127,500	395,600
HS Internet access	1,254,600	1,149,100	105,500
Telephony	1,370,800	1,173,600	197,200
Total	4,900,000	4,518,600	381,400
Customers connected	2,772,200	2,621,700	150,500
Homes passed	9,973,000	9,736,000	237,000
Average number of RGUs per customer	1.77	1.72	0.05
Rate of customers taking 3 services	24.6%	-	-
ARPU *2 (Average revenue per customer per month)	¥7,673 *3	–	–
Monthly churn rate *5			
CATV	1.1%	–	–
HS Internet access	1.3%	-	-
Telephony	0.8%	–	-

B. CW Group *6

Operational Data	As of Dec. 31, 2007	As of Dec. 31, 2006	Change
RGUs			
CATV	321,600	309,600	12,000
of which digital service	229,000	167,600	61,400
HS Internet access	145,400	129,900	15,500
Telephony	68,700	22,900	45,800
Total	535,700	462,400	73,300
Customers connected	357,800	334,700	23,100
Homes passed	1,398,300	1,398,300	0
Average number of RGUs per customer	1.50	1.38	0.12
Rate of customers taking 3 services	13.0%	-	-
ARPU *2 (Average revenue per customer per month)	¥6,013 *3	-	–
Monthly churn rate *5			
CATV	1.3%	-	–
HS Internet access	1.4%	–	-
Telephony	0.6%	–	–

*2: ARPU per customer connected is calculated as follows: average total revenue of our consolidated franchises (excluding installation, poor reception, and other revenues) for the period, divided by the weighted-average number of connected customers during the period.

*3: Monthly average for January - December, 2007

*4: Monthly average for January - December, 2006

*5: Churn Rate = monthly number of disconnects from a service / the monthly weighted average number of subscribers /12

*6: CW consists of 6 managed systems and an MSO. Telephony service is offered as "Cable Plus Phone." Numbers for homes passed are preliminary and subject to adjustments until we have completed our review of such information.

*7: Because data as of Dec. 31, 2006 are not able to be calculated in the same method as those as of Dec. 31, 2007, Rate of customers taking 3 services, ARPU and Monthly churn rate as of Dec. 31, 2006 are left out.

*8: Kyoto Cable Communications Co., Ltd. (KCC) data is excluded because it is preliminary and subject to adjustment until J:COM has completed its review and determined that it is presented in accordance with J:COM policies.

(Translation from Japanese disclosure to JASDAQ)

January 30, 2008

[U.S. GAAP]

Consolidated Annual Financial Results Release

For the Year Ended December 31, 2007

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)

Shares traded: JASDAQ

Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer

Please address all communications to:

Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp

Expected date of Annual Shareholder's meeting : March 27, 2008

Expected date of filing of annual report: March 27, 2008

1. Consolidated operating results (From January 1, 2007 to December 31, 2007)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before Income Taxes		Net Income	
		%		%		%		%
December 31, 2007	264,508	19.2	42,816	35.6	37,506	36.4	23,992	(2.0)
December 31, 2006	221,915	21.2	31,582	29.0	27,503	64.2	24,481	26.6

	Net income per share	Net income per share (diluted)	Net income ratio to net worth	Income before income tax ratio to total assets	Income before income tax ratio to total revenue
	(Yen)	(Yen)	%	%	%
December 31, 2007	3,650.27	3,638.93	7.9	5.7	14.2
December 31, 2006	3,844.83	3,838.33	9.3	4.8	12.4

(Notes)

1. Equity in earnings of affiliates;

For the year ended December 31, 2007: 291 million yen For the year ended December 31, 2006: 371 million yen

2. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
December 31, 2007	680,416	330,009	48.5	48,195.11
December 31, 2006	625,948	277,296	44.3	43,445.59

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
December 31, 2007	95,226	(52,728)	(40,094)	22,890
December 31, 2006	80,003	(121,601)	26,801	20,486

2. Dividend information

	Annual cash dividends per share Year-end	Total amount of annual cash dividends	Dividends payout ratio	Total amount of dividends ratio to shareholders' equity
	Yen	Million yen		
December 31, 2006	0.00	—	—	—
December 31, 2007	0.00	—	—	—
December 31, 2008 (forecast)	—	—	—	—

3. Consolidated forecasts for December 2008 term (from January 1, 2008 to December 31, 2008)

	Revenue		Operating income		Income before income taxes		Net income		Net income per share
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)	(Yen)
Annual	295,000	11.5	50,000	16.8	45,000	20.0	27,000	12.5	4,107.94

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes

4. Other information

(1) Change of material subsidiaries : None

(2) Change of accounting policy

1. Change in accounting methods in accordance with change in accounting policy : None

2. Change in accounting methods other than above : None

(3) Outstanding shares

1. Number of issued shares at end of term (consolidated):
As of December 31, 2007: 6,927,357 shares   As of December 31, 2006: 6,382,611 shares
2 Number of treasury stock:
As of December 31, 2007: 80,000 shares   As of December 31, 2006: 0 shares

(note) Regarding number of shares basis of per share data, please refer to page 24.

(Ref) Parent Company Only **[JAPANESE GAAP]**

1. Operating results (From January 1, 2007 to December 31, 2007)

(1) Financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Ordinary income		Net Income	
		%		%		%		%
December 31, 2007	107,807	7.5	8,147	88.3	8,656	30.7	6,327	(2.4)
December 31, 2006	100,288	33.7	4,326	242.2	6,625	214.2	6,482	—

	Net income per share	Net income per share (diluted)
	(yen)	(yen)
December 31, 2007	962.71	959.72
December 31, 2006	1,018.01	1,016.29

The percentages shown next to revenue, operating income, ordinary income and net income represent year-on-year changes.

(2) Financial position

(In millions of yen, with fractional amounts rounded)

	Total assets	Net assets	Equity capital ratio to total assets	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(Yen)
December 31, 2007	427,146	246,458	57.7	35,991.30
December 31, 2006	374,352	193,155	51.6	30,262.71

(Notes) Stockholders' equity : As of December 31, 2007 ¥246,444 million As of December 31, 2006 ¥193,155 million

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

I. Business Results

(1) Analysis of Business Results

The Jupiter Telecommunications Co., Ltd. (the Company)' s consolidated group (the J:COM Group, its consolidated subsidiaries, and equity-method affiliate) positioned this fiscal year as one for cementing the foundations for sustainable growth, and steadily moved forward with its Volume plus Value growth strategy. Furthermore, on September 1, 2007, the J:COM Group acquired interests in various thematic channels through its merger with Jupiter TV Co., Ltd. (JTV), thereby making the J:COM Group the largest multiple channel operator in Japan. This allows the J:COM Group to provide the multi-channel market with integrated services ranging from the content creation and the supply of programs to program distribution for customers.

The status of various efforts to implement its growth strategy is as follows:

1. Volume strategy

In addition to direct sales representative, the J:COM Group increased its emphasis on strategic sales channels targeting potential customers where higher growth is forecasted. Notably, subscriber numbers have been increasing steadily, in part as a result of i) promoting bulk contracts for multiple dwelling units (MDUs), which convert MDUs into a stable revenue source and ii) agency sales by the regional volume retailers, real-estate companies and stores that play the role of wholesale distributing agents for the J:COM Group's broadband services.

The J:COM Group continues to seek equity-based alliances and acquire cable television companies. One result will be the January 2008 acquisition of a controlling interest in Kyoto Cable Communications Co., Ltd. (KCC), which the Company initially acquired a 46.6% interest in November 2007 and treated under the equity method of accounting for the remainder of 2007. As a result of this additional step acquisition, KCC will become a consolidated subsidiary from January 2008.

Furthermore, the CATV operation business of Kobe City Development & Management Foundation will be transferred to J:COM Kobe-Ashiya, at the end of February 2008. As a result, the operations of such CATV business will be consolidated in the Company's results from February 2008.

2. Value strategy

To increase the average monthly revenue per unit (ARPU), the J:COM Group is moving forward with increasing the number of services offered per subscribing household (bundle ratio) and enhancing the added value of existing services.

In the area of cable television services, the J:COM Group strengthened its lineup of digital services by introducing a total of seven new channels, including basic and premium channels. The Company is also moving forward with the shift to high-definition (HD) broadcasting. The conversion of one standard definition (SD) channel to HD and the addition of an HD channel to its original SD channel has increased the ratio of HD channels to total channels offered (including terrestrial digital broadcasting and broadcasting satellite digital broadcasting) to 25%.

In fiscal 2006, the J:COM Group introduced its digital video recording service (HDR) using a set-top box that enables recording of HD broadcasts to an internal hard disk drive. This service enables up to 20 hours of internal hard disk drive recording of terrestrial, broadcasting satellite, and cable television digital programming in its original HD quality. Other features include the ability to record one program while watching another or record two programs at the same time. The HDR has become popular for its features and its perceived cost / performance ratio to users. In addition, the continued expansion of the HDR service is driving increases in ARPU. As of the end of December 31, 2007 J:COM had received 254 thousand requests for subscription to HDR service.

Due in part to the success of the HDR service, the cable television digital migration rate (the percentage of CATV subscribing households who have digital CATV service) as of the end of the year ended December 31, 2007 was 67%, an increase from 52% as of December 31 2006.

In the area of high-speed Internet access services, the J:COM Group introduced J:COM NET Ultra 160Mbps, a super high-speed Internet service for single dwelling units and small-scale MDUs at most of its system operators in the Kansai region in September 2007, and one system operator in the Kanto region (former J:COM Setamachi Co., Ltd.) in October 2007.

J:COM NET Ultra 160Mbps uses existing cable network technology, and is intended to heighten customer satisfaction and compete with fiber to the home (FTTH). Customer response has been strong, and this service is expected to be further launched in 2008 to the remainder of the J:COM Group managed system operators.

3. New businesses

The J:COM Group entered the advertising media business, for the purpose of diversifying income sources, utilizing the customer base built through its existing businesses and the diverse media resources of the J:COM Group (community channels, video on demand services (VOD), programming information guide, magazines, etc.). One step in this was the July 2007 acquisition of Recruit Visual Communications Co., Ltd. (renamed Jupiter Visual Communications, Co., Ltd.), formerly a wholly owned subsidiary of Recruit Co., Ltd. Further, in September 2007, Dentsu Inc. took a capital position in Jupiter Visual Communications, and joint development of new advertising media and methods commenced.

4. Moving forward with the new Content Strategy, created in response to the merger with JTV

As a result of the merger with JTV, the Company became Japan's largest multi-channel operator (MCO). As a MCO, the Company develops, manages and distributes pay television services through various distribution infrastructures, principally cable and direct-to-home satellite service providers. As of December 31, 2007, the J:COM Group owned four channels through wholly or majority owned subsidiaries and had investments ranging from 10% to 50% in ten additional channels. Each channel is either number one in their genre or has the potential to become number one in the number of households with service available and essential channels to composite a wide variety of channels. The J:COM Group's majority owned channels are Japan's largest foreign movie channel (*Movie Plus*), Japan's largest golf dedicated channel (*Golf Network*), a women's entertainment channel (*LaLa TV*) and a new channel which is planned to launch in April 2008 (*Channel Ginga).* Channels in which the J:COM Group holds investments include four sports channels owned by J SPORTS Broadcasting Corporation, and a documentary program channel (*Discovery Channel*) and an animal entertainment channel (*Animal Planet*).

In order to improve demand for multi-channel services, the J:COM Group seeks to develop higher quality channels through maximizing use of our management resources such as customer base and sales systems which make it possible for us to understand directly the needs of customers by this merger. One of the first measures taken was the establishment of Channel Ginga Co., Ltd. (Channel Ginga), a new channel operator, on November 29, 2007. Channel Ginga is scheduled to begin broadcasting 24 hours a day in HD format, featuring a comprehensive selection of foreign and Japanese documentaries, travel shows, history and art, television dramas, period plays, entertainment, and many more genres. The programming comes mainly from the Japan Broadcasting Corporation (NHK) archives, the United Kingdom's British Broadcasting Corporation, and from three networks in the United States. Channel Ginga is based on the concept of building a lineup of high-quality programming with appeal that transcends generational boundaries and is intended to increase the satisfaction of existing customers and add new customers.

As a result of the above-mentioned measures, the total number of subscribing households at consolidated managed system operators increased by 146,900 from December 31, 2006 to 2,659,100 households (or 6%) at December 31, 2007. By type of service, cable television subscribers grew by 78,700 households (or 4%) from December 31, 2006 to 2,188,000 households at December 31, 2007. The number of high-speed Internet access and telephony services subscribers increased by 102,800 (or 9%), and 192,700 (or 17%), respectively, to 1,211,600 and 1,312,600 households, respectively, as of December 31, 2007. The bundle ratio improved from 1.73 as of December 31, 2006 to 1.77 as of December 31, 2007. ARPU decreased from ¥7,787 for the year-ended December 31, 2006 to ¥7,687 for the year-ended December 2007.

Overview of business results

Revenue

Total revenue increased by ¥42,593 million, or 19% from ¥221,915 million for the year ended December 31, 2006 to ¥264,508 million for the year ended December 31, 2007.

Subscription fees increased by ¥33,546 million, or 17%, from ¥196,515 million for the year ended December 31, 2006 to ¥230,061 million for the year ended December 31, 2007. This increase was due primarily to a 9% organic growth of subscription fees and addition of subscription fees from newly consolidated subsidiaries.

Cable television subscription fees increased by ¥20,268 million, or 20%, from ¥102,803 million for the year ended December 31, 2006 to ¥123,071 million for the year ended December 31, 2007. High-speed Internet subscription fees increased by ¥8,437 million, or 15% from ¥58,121 million for the year ended December 31, 2006 to ¥66,558 million for the year ended December 31, 2007. Telephony subscription fees increased by ¥4,841 million, or 14%, from ¥35,591 million for the twelve months ended December 31, 2006 to ¥40,432 million for the year ended December 31, 2007. The 20% increase in cable television subscription revenue was due to a 8% organic growth in subscription fees and the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to analog service. As of December 31, 2007, 67% of cable television subscribers were receiving our digital service, compared to 52% as of December 31, 2006. The increase in high-speed Internet subscription revenue was primarily attributable to a 8% organic growth in subscription fees offset by product bundling discounts. The increase in Telephony revenue was attributable to a 12% organic increase in subscription fees that was offset by a decrease in telephony ARPU.

Other revenue increased by ¥9,047 million, or 36%, from ¥25,400 million for the year ended December 31, 2006 to ¥34,447 million for the year ended December 31, 2007. This increase is related to individually insignificant increases in various revenue categories including poor reception compensation, construction, installation, advertising, program production, commission and other fees, and charges and sales made to our unconsolidated managed franchises for management, programming, construction materials and other services.

Operating Costs and Expenses

Operating and programming costs increased by ¥12,451 million, or 13%, from ¥92,297 million for the year ended December 31, 2006 to ¥104,748 million for the year ended December 31, 2007. This increase includes ¥7,755 million that is attributable to the aggregate impact of acquisitions and costs directly related to growth of our subscriber base. Increases in labor and related costs, network and maintenance costs, and other individually insignificant items also contributed to the increase.

Selling, general and administrative expenses increased by ¥8,730 million, or 20%, from ¥43,992 million for the year ended December 31, 2006 to ¥52,722 million for the year ended December 31, 2007. This increase is attributable to the aggregate impact of acquisitions and higher labor and employee related costs.

Depreciation and amortization expenses increased by ¥10,178 million, or 19%, from ¥54,044 million for the year ended December 31, 2006 to ¥64,222 million for the year ended December 31, 2007. This increase is primarily attributable to the aggregate impact of acquisitions and additions to fixed assets related to the installation of services to new customers.

Operating income, as a result, increased by ¥11,234 million, or 36%, from ¥31,582 million for the year ended December 31, 2006 to ¥42,816 million for the year ended December 31, 2007.

Interest expense, net increased by ¥754 million, or 21%, from ¥3,522 million for the year ended December 31, 2006 to ¥4,276 million for the year ended December 31, 2007. The increase is primarily due to ¥52 billion of additional borrowings related to the acquisition of Cable West in September 2006.

Income before income taxes increased by ¥10,003 million, or 36%, from ¥27,503 million for the year ended December 31, 2006 to ¥37,506 million for the year ended December 31,2007 for the reasons above.

Income tax expense increased by ¥10,492 million, or 347%, from ¥3,022 million for the year ended December 31, 2006 to ¥13,514 million for the year ended December 31, 2007. The income tax expense of ¥13,514 million in the year ended December 31, 2007 included ¥2,707 million of net deferred tax benefits recognized as a result of the reversal of valuation allowances for certain franchises as we believe the related deferred tax assets will be realizable in future years.

Net income decreased by ¥489 million, or 2%, from ¥24,481 million for the year ended December 31, 2006 to ¥23,992 million for the year ended December 31, 2007 for the reasons set forth above.

(2) Outlook for the coming fiscal year

(In millions in yen)

	Revenue	Operating income	Income before income tax	Net income
December 31, 2007 (Actual)	264,508	42,816	37,506	23,992
December 31, 2008 (Forecast)	295,000	50,000	45,000	27,000
Change (%)	11.5	16.8	20.0	12.5

As the growth of the paid multi-channel broadcast market slows, the J:COM Group also expects to see other major communications companies make serious forays into the multi-channel market in the coming fiscal year. This is likely to mean that the J:COM Group's operating environment will become even more difficult. On the other hand, the J:COM Group anticipates that the entry of other companies into the paid multi-channel broadcast market will raise public awareness of the industry, increasing the presence of the industry as a whole, and energizing the entire market.

Acting on this assessment of the situation, the J:COM Group will work to achieve sustainable growth through growth in volume, enhancement of value, and improving quality of programming. To achieve growth in volume, the Company will move forward with the diversification of sales channels, which will increase customer contact points and expand the subscriber base.

To enhance value, the Company will move ahead with efforts to increase the added value of existing services. In the area of cable television services, the convenience and functionality of the J:COM Group's digital television services will be upgraded. In the area of high-speed Internet access services, the Company will introduce services not yet offered by its competitors, including nationwide 160Mbps super high-speed Internet access service.

In the effort to upgrade the quality of content, the Company will continue the shift to HD broadcasting and create attractive programming. This will heighten the level of subscriber satisfaction and tap into new subscriber demographics.

As a result of the measures described above, the J:COM Group makes the following forecasts consolidated performance for the coming fiscal year: revenue of ¥295,000 million, operating income of ¥50,000 million, income before income taxes of ¥45,000 million, and net income of ¥27,000 million.

(3) Financial position

Asset, Liability and Stockholders' equity

Total assets increased by ¥54,468 million, from ¥625,948 million as of December 31, 2006 to ¥680,416 million as of December 31, 2007. The increase was primarily due to increase in goodwill, investments, and intangible assets in accordance with the merger with JTV.

Total liabilities increased by ¥406 million, from ¥344,602 million as of December 31, 2006 to ¥345,008 million as of December 31, 2007. The increase was primarily due to the merger with JTV, partially offset by a decrease in long-term debt.

Stockholders' equity increased by ¥52,713 million, from ¥277,296 million as of December, 2006 to ¥330,009 million as of December 31, 2007. The increase was primarily due to the merger with JTV and current net income, partially offset by acquisition of treasury stock.

Cash flows

For the year ended December 31, 2007, our cash and cash equivalents increased by ¥2,404 million, from ¥20,486 million to ¥22,890 million, primarily as a result of cash provided by operating activities, offset by cash used for capital expenditures, payment of long-term debt and capital lease obligations.

Cash Provided by Operating Activities. Net cash provided by operating activities was ¥95,226 million for the year ended December 31 2007, compared to ¥80,003 million for the year ended December 31, 2006, or an increase of ¥15,223 million. The increase was primarily the result of a ¥21,220 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock compensation, depreciation, amortization).

Cash Used in Investing Activities. Net cash used in investing activities was ¥52,728 million for the year ended December 31, 2007, compared to ¥121,601 million for the year ended December 31, 2006, or a decrease of ¥68,873 million, primarily due to the ¥56,771 million decrease in acquisitions of new subsidiaries, net of cash acquired.

Cash Used in Financing Activities. Net cash used in financing activities was ¥40,094 million for the year ended December 31, 2007, compared to net cash provided by financing activities of ¥26,801 million for the year ended December 31, 2006. The net cash used in financing activities for the year ended December 31, 2007 consisted of ¥24,751 million net payments of short term loans and long-term debt, ¥15,689 million of principle payments under capital lease obligations, and ¥7,520 million of acquisition of treasury stock, offset by ¥2,973 million in proceeds from the issuance of common stock.

(4) Fundamental policy regarding the distribution of profits

The J:COM Group's long-term profit distribution policy is designed to increase shareholder value through distributions while maintaining its strong financial position. Accordingly, the Company has resolved to declare the company's first dividend payment from midterm dividend for the fiscal year ending December 31, 2008 at a board meeting which was held on January 30.

(5) Risk management

The J:COM Group has implemented organizational and structural risk management measures. However, should risks emerge, the possibility exists that they could significantly affect the J:COM Group's business results, financial position, or cash flows.

As of December 31, 2007, risks of the J:COM Group (some of which are outside of the control of the J:COM Group) were as follows:

1. Risks associated with the J:COM Group's businesses
- An ineffective strategy for gaining new subscribers.
- Turnover among sales staff can reduce the effectiveness of marketing activities, causing the failure to maintain subscribers and the loss of opportunities to gain new subscribers.
- Risk that the J:COM Group might be unable to secure the funds, equipment, or obtain regulatory approvals needed for network expansion.
- Reduction in opportunities to expand operations through the acquisition of other businesses.
- Changes in the performance of J:COM Group companies might have a negative effect on operating results.
- Risks associated with non-compliance with certain regulations (for instance, claims for damages resulting from the unauthorized release of personal information).

2. Risks associated with business relationships
- Adverse developments, including the cessation of transactions, in the J:COM Group's relationships with programming suppliers, network infrastructure providers, suppliers of service reception and transmission equipment (digital set-top boxes, etc.), and other CATV and satellite broadcast operators.

3. Risks associated with markets
- Intensifying competition with other firms in the same line of business as the J:COM Group, and adverse trends in markets.

4. Legal and regulatory risks
- Stricter government regulations, revisions to laws, etc.

5. Risks associated with natural and man-made disasters
- Outage of the J:COM Group's transmission facilities due to natural disasters, terrorist attacks, etc.

For more detailed information on the foregoing, see the J:COM annual securities report scheduled for submission in March 2008.

Ⅱ. Status of the Jupiter Telecommunications Co., Ltd. (J:COM) Group

(as of December 31, 2007)



Customers
Subscription fees. etc.
Flow of services provided
Flow of fees for services provided
Flow of funds
Cable TV
High-speed Internet
Telephony
Bundling Service (Triple-Play Service)
Installation
Cable TV Companies
23 managed/non-managed companies
22 managed companies
(Consolidated 20 companies)
J:COM Sapporo Co., Ltd.
Tsuchiura Cable Television Co., Ltd.
J:COM Saitama Co., Ltd.
J:COM Chiba Co., Ltd.
J:COM Kanto Co., Ltd.
J:COM Tokyo Co., Ltd.
Sakura Cable TV Co., Ltd.
J:COM Shonan Co., Ltd.
Hokusetsu Cable Net Co., Ltd.
J:COM Kansai Co., Ltd.
Cable West Inc.*
Suita Cable Television Co., Ltd.*
Toyonaka Ikeda Cable Net Co., Ltd.*
Takatsuki Cable Network Co. Ltd.*
Higashi-Osaka Cable Television Co., Ltd.*
Kitakawachi Cable Net Co., Ltd.*
Cable Net Kobe Ashiya Co., Ltd.
Cable Net Shimonoseki Co., Ltd.
J:COM Kita Kyushu Co., Ltd.
Cable Vision 21 Inc.
(Affiliate 2 companies)
Fukuoka Cable Network Co., Ltd. Kyoto Cable Communications Co., Ltd.
1 non-managed company
(Affiliate)
Green City Cable TV Corporation
Interconnection agreement
Regional telephone, long-distance telephone, international telephone, cellular telephone, and PHS (Personal Handyphone System) carriers
Connection fee
Internet-access service
Internet service provider
(Consolidate company)
Kansai Multimedia Service Co., Ltd.
Connection fee
Internet-access service
Internet service provider
(Consolidate company)
@NetHome Co., Ltd.
Distribution
Digital broadcast signal transmission
(Affiliate)
Japan Digital Serve Corp.
Distribution fee
Installation
Infrastructure and equipment installation for cable TV broadcasting and telecommunication
(Consolidate company)
J:COM Technologies Co., Ltd.
Installation fee
For only managed companies
Companies covered by syndicated loan agreement
Financial Support
Programming Guide, etc
Advertising Fee, etc
Management based on MSO contract
Programming, distribution and Installation fee
Management fee
Program Distribution Installation
Financing subsidiary
(Consolidate company)
J:COM Finance Co., Ltd.
Financial Support
Commission
Commission
Technological support for Jupiter Telecommunications' management based on MSO contract
Advertising business using free information publications
(Affiliate)
KADOKAWA-J:COM Media Co., Ltd.
Commission
J:COM Jupiter Telecommunications Co., Ltd.
Advertising Fee, etc
Advertising Fee, etc
Advertisement, etc.
Programming
Programming fee
Programming
Programming fee
Commission
Sales, production and administration service
Equity Participation
Programming companies other than J:COM Group
Advertiser
Commercial broadcast
Commercial broadcasting fee
Satellite television Broadcaster and CATV Companies other than J:COM Group
Programming and broadcasting, etc.
Programming fee
Programming companies
(Consolidated companies)
Jupiter Entertainment Co.,Ltd.
Jupiter Golf Network Co.,Ltd. JSBC2 Co.,Ltd.
Reality TV Japan Co.,Ltd. Channel Ginga Co.,Ltd.
Jupiter Sports. Inc. J-Sports LLC.
Jupiter Visual Communications Co.,Ltd.
(Affiliates)
Discovery Japan Co.,Ltd. InteracTV Co.,Ltd
Jupiter Satellite Broadcasting Co.,Ltd.
Animal Planet Japan Co.,Ltd. AXN Japan, Inc.
J Sports Broad Casting Corporation
Holding company
(Parent company)
LGI/Sumisho Super Media, LLC
Equity Participation
General trading company
(Other related company)
Sumitomo Corporation
Investment in Media industry
(Parent company)
Liberty Global, Inc.

- Cable TV Kobe was merged into Cable Net Kobe Ashiya Co.,Ltd. on April 1, 2007.
- Chofu Cable Television and J:COM Setamachi were merged into J:COM Kanto on August 1, 2007.
- Jupiter TV was merged into the Company on September 1, 2007.
- Jupiter VOD was merged into Jupiter Entertainment Co.,Ltd. on November 1, 2007.
- Services and bundle services offered by Cable West Inc. (consolidated company marked with *), Kyoto Cable Communications, and non-managed companies are different from the services provided under J:COM brand.

III. Management Policy

(1) Fundamental management policy

The basic management philosophy of the J:COM Group defines the Company's mission as enhancing the sense of affluence felt by its customers in their daily lives by meeting their needs through state-of-the-art visual, audio, and high-speed Internet services based on advanced technology.

To realize its management philosophy, the J:COM Group provides three services as a comprehensive one-stop provider: (1) cable television (J:COM TV), (2) high-speed Internet access (J:COM NET), and (3) telephony services (J:COM PHONE). These services are provided through the J:COM Group's managed system operators (listed in the "II. Status of the J:COM Group" chart), which utilize the J:COM broadband (high speed, large capacity) network. Through such services, the J:COM Group endeavors each day to build close, trusting relationships with customers and local communities, while working to become the kind of company that can return the benefits of its achievements to local communities and shareholders.

As noted above, on September 1, 2007, the J:COM Group acquired interests in various thematic channels through its merger with JTV, thereby making the J:COM Group the largest multiple channel operator in Japan. As a leading company in the broadcasting and telecommunications industries, the J:COM Group plans to leverage improvements in programming quality to stimulate growth in the demand for multi-channel services, thereby increasing its shareholder value by expanding both its cable television and programming distribution businesses.

(2) Target management indices

The J:COM Group's services primarily target individual subscribers, and its greatest strength is one-stop shopping for bundled services at reasonable prices. Revenue, subscriber numbers, bundle ratio, ARPU, and churn rate are important management indicators for evaluating success.

In terms of profitability, the Company believes that operating cash flow (OCF) and OCF margins are important management indices.

(3) Medium- and long-term management strategies, and issues requiring action

The J:COM Group positioned this fiscal year as one for cementing the foundations for sustainable growth. In brief, by implementing the Volume plus Value Strategy to drive growth, J:COM worked to increase subscriber numbers (volume growth) and raise ARPU (value enhancement). In addition, the J:COM Group initiated its content strategy with the September 2007 merger with JTV.

Next fiscal year, the J:COM Group will continue to strive for higher shareholder value through sustainable growth, produced by increases in volume, the enhancement of value, and the improvement of programming quality.

1. Volume strategy

To increase subscriber numbers, the J:COM Group will be taking the following actions:

Increasing penetration rates in existing areas by promoting multiple-tiered sales channels.

The J:COM Group is striving to strengthen its sales and marketing capabilities, and increase its customer contact points in existing markets by diversifying sales channels to increase subscriber penetration rates.

Principle measures are described below:

- Bulk sales
- Strengthening agency sales
- Increasing the number of J:COM shops near commuter train stations
- Strengthening Web marketing
- Vigorous marketing to households receiving only J:COM retransmission services

Expanding new areas by acquiring or forging equity-based alliances with cable television companies.

The J:COM Group is endeavoring to increase subscriber numbers by extending its network, and strengthening its sales and marketing capabilities to convert the approximately 4.28 million retransmission only homes to paying subscribers.

At the same time, it will remain the J:COM Group's policy to pursue opportunities for equity-based alliances or friendly mergers, focusing primarily on cable television companies that are operating in areas close to J:COM Group system operators.

Pursuing management efficiency through reorganization

The J:COM Group is pursuing increased efficiency in group management through mergers with consolidated subsidiaries, with the ultimate goal of achieving the competitiveness required for sustainable growth throughout the J:COM Group. On January 1, 2008, J:COM Kansai Co., Ltd., Cable West, Inc., and Hokusetsu Cable Net Co., Ltd., merged to form Japan's largest CATV company, J:COM West Co., Ltd. These mergers of group companies and other reorganization measures will not only strengthen the J:COM Group's financial position and heighten its management efficiency, but also advance its regional strategy by increasing the J:COM Group's regional presence.

2. Value strategy

To increase ARPU, the J:COM Group is moving forward with increasing the bundle ratio and enhancing the added value of existing services.

Principle measures are described below:

Cable television (J:COM TV)

To strengthen the competitiveness of the J:COM Group against satellite broadcast and communications services, the J:COM Group is moving forward with the provision of its three major digital services: HD programming, VOD, and HDR. The J:COM Group will continue to convert programming with high audience ratings to HD format in the coming fiscal year. To increase the customer convenience of its HDR services, the J:COM Group is studying the introduction of a higher-performance HDR service with functions exceeding those presently offered. The J:COM Group will also continue to upgrade its VOD services through further expansion of HD content and on demand content that each channel individually offers, which is called Channel-on-Demand.

Through the provision of these digital services, the J:COM Group intends to migrate all of its analog customers to digital service by the end of 2009.

In April 2008, the J:COM Group will launch the newly established Channel Ginga. Also in April 2008, the J:COM Group's channel lineup will be enhanced by the addition of the SCI-FI Channel, NBC Universal's flagship channel. This will be Japan's introduction of the channel, which is popular overseas. It specializes in science fiction movies and series, and also presents a solid schedule of Japanese anime programming.

High-speed Internet access (J:COM NET)
Efforts were made to increase customer satisfaction by offering an extended range of basic services including exciting broadband content, as well as various security services, up to five e-mail accounts, and a generous amount of personal Web space, in addition to offering package discounts for bundled services.

In September 2007, J:COM introduced J:COM NET Ultra 160Mbps, a super high-speed Internet service at most of its system operators in the Kansai region and at J:COM Setamachi in the Kanto region. The J:COM Group is scheduled to launch the service for the rest of its service areas in 2008, through its hybrid fiber coaxial (HFC) network.

Telephony service (J:COM PHONE)
The J:COM Group offers the J:COM PHONE service as a primary fixed-line telephony service with comparable quality to the services of Nippon Telegraph and Telephone (NTT) East Corporation and NTT West Corporation, but at a lower monthly rate and with lower call charges. The Company is striving to raise customer satisfaction by offering services such as local number portability and volume discounts for high usage customers, in addition to discounted rates for calls between subscribers. Other services include affordable optional services and discounts for bundled services.

3. New businesses and value added services
The J:COM Group continued to expand its advertising media business and diversify its revenue sources through the joint development of advertising products, including media and cross-marketing of VOD, together with Jupiter Visual Communications, Co., Ltd., which became a subsidiary of the Company in July 2007.

The J:COM Group emphasizes the provision of new value-added services that it can offer on its own network, in addition to existing services. One such service is an earthquake alert early warning service for households, scheduled to launch in January 2008. J:COM will use its cable network to forward the earthquake early warnings transmitted by the Japan Meteorological Agency to households. This allows the J:COM Group to provide much more accurate seismic data and earthquake alert arrival time to our subscribers, compared to information provided by other CATV companies. This service can help to enhance the safety of local communities while increasing customer satisfaction.

4. Expanding the content business
The J:COM Group will work to enhance programming quality by adding the creation and supply of exciting programming to its existing cable television business.

In order to improve the programming on its channels, and to develop higher quality programming, the J:COM Group began using data from the Digital Audience Rating service, which was launched in the summer of 2006, as well as subscriber opinions gathered by direct sales representatives and call centers.

Meanwhile, the J:COM Group will shut down struggling channels, and continually reexamine the channel lineup to enhance the programming to subscribers.

(4) Preparation and operation of internal management structure

(a) Fundamental policy on creation of an internal control system

At a meeting held on June 28, 2006, the Company's Board of Directors made the decision to adopt a fundamental policy that mandates the creation of an internal control system, in accordance with Article 362 of Japan's Company Act and Article 100 of the Enforcement Regulations for the Company Act.

(b) Organization and structure for internal auditing

The Company's Internal Auditing Department, which reports directly to the Company's president, is responsible for internal audits of the entire internal organization and the J:COM Group companies. The department audits internal Company organizations and J:COM Group companies. As a rule, audits are conducted every two years, according to an auditing plan. Audit findings are submitted as reports to the Company's president. After the audits, the internal organizations and the J:COM Group companies are routinely monitored to track the progress of improvements to address deficiencies uncovered by audits.

The Internal Auditing Department and statutory auditors work independently but maintain close communications. The Internal Auditing Department reports the findings of audits to the full-time statutory auditor, in order to contribute to audits by the board of statutory auditors.

(c) Internal Control Committee

As a consolidated subsidiary of Liberty Global, Inc., which is listed on the U.S. NASDAQ Stock Exchange, the Company has been required to be in compliance with the Sarbanes-Oxley Act since year ended December 31, 2006. In May 2005, the Company established the Internal Control Committee and the Internal Control Project Secretariat (reorganized and renamed the Internal Control Promotion Department in March 2006) to perform concrete planning and execution under the direction of the Internal Control Committee. The Company is engaged in the establishment and strengthening of an internal controls system, primarily in response to the Sarbanes-Oxley Act. The Company will be required to be in compliance with Japan's Financial Instruments and Exchange Law, which will make the submission of an "Internal Control Report" compulsory, when it comes into force in fiscal 2009.

(d) Compliance Committee

The Compliance Committee at the Company is responsible for strengthening and promoting a company-wide structure for compliance. The Company has prepared a compliance manual that is distributed to all officers and employees of J:COM Group companies, and conducts compliance training in an effort to secure a solid foundation for ensuring compliance.

In addition, the Company has been promoting its "Speak Up" initiative for internal reporting at J:COM Group companies since May 2005. The initiative provides an avenue for employees to speak up about compliance issues through direct consultation with the Compliance Committee and outside lawyers. The initiative functions as a safeguard against situations that, for whatever reason, make it difficult to deal with or report compliance issues under the normal chain of command. In May 2006, the Company's full-time auditor was added to the list of contact persons for employees to report information.

(e) Information Security Committee

The Information Security Committee at the Company meets regularly to promote stronger measures for information security. The Information Security Committee's initiatives include implementing security-hole measures for all systems. The Company is also taking steps to strengthen its protection of personal information. Almost all group companies have acquired certification under the Privacy Mark program operated by Japan Information Processing Development Corporation.

As part of its risk management structure, the Company has passed out "risk management manuals" to all the J:COM Group companies, to ensure stable provision of services and swift response to network interruptions.

IV. Consolidated Annual Financial Statements

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	Year ended December 31, 2007	Year ended December 31, 2006	Change	
	Amount	Amount	Amount	(%)
Revenue:				
Subscription fees	230,061	196,515	33,546	17.1
Other	34,447	25,400	9,047	35.6
	264,508	221,915	42,593	19.2
Operating costs and expenses				
Operating and programming costs	(104,748)	(92,297)	(12,451)	(13.5)
Selling, general and administrative	(52,722)	(43,992)	(8,730)	(19.8)
Depreciation and amortization	(64,222)	(54,044)	(10,178)	(18.8)
	(221,692)	(190,333)	(31,359)	(16.5)
Operating income	42,816	31,582	11,234	35.6
Other income (expenses):				
Interest expense, net:				
Related parties	(1,332)	(1,109)	(223)	(20.1)
Other	(2,944)	(2,413)	(531)	(22.0)
Other income, net	558	253	305	119.2
Income before income taxes and other items	39,098	28,313	10,785	38.1
Equity in earnings of affiliates	291	371	(80)	(21.5)
Minority interest in net income of consolidated subsidiaries	(1,883)	(1,181)	(702)	(59.4)
Income before income taxes	37,506	27,503	10,003	36.4
Income tax expense	(13,514)	(3,022)	(10,492)	(347.1)
Net income	23,992	24,481	(489)	(2.0)
Per Share data				
Net income per share – basic	3,650.27	3,844.83	(194.56)	(5.1)
Net income per share – diluted	3,638.93	3,838.33	(199.40)	(5.2)
Weighted average number of ordinary shares outstanding – basic	6,572,638	6,367,220	205,418	3.2
Weighted average number of ordinary shares outstanding – diluted	6,593,130	6,378,001	215,129	3.4

(Note) Percentages are calculated based on amounts before rounding.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	December 31, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	22,890	20,486	2,404
Accounts receivable	13,198	14,245	(1,047)
Allowance for doubtful accounts	(356)	(378)	22
Deferred tax asset–current	11,738	11,877	(139)
Prepaid expenses and other current assets	5,164	4,669	495
Total current assets	52,634	50,899	1,735
Investments:			
Investments in affiliates	19,502	2,469	17,033
Investments in other securities, at cost	2,139	801	1,338
Total investments	21,641	3,270	18,371
Property and equipment, at cost:			
Land	2,789	2,845	(56)
Distribution system and equipment	523,599	480,363	43,236
Support equipment and buildings	39,148	32,554	6,594
	565,536	515,762	49,774
Less accumulated depreciation	(228,341)	(180,594)	(47,747)
Total property and equipment, at cost	337,195	335,168	2,027
Other assets:			
Goodwill	221,493	202,267	19,226
Identifiable intangible asset – customer lists, net	32,862	21,181	11,681
Deferred tax asset–non current	4,423	5,629	(1,206)
Other	10,168	7,534	2,634
Total other assets	268,946	236,611	32,335
Total assets	680,416	625,948	54,468

Account	December 31, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	2,625	2,000	625
Long-term debt–current portion	21,308	16,158	5,150
Capital lease obligations–current portion			
Related parties	11,671	10,893	778
Other	2,947	1,988	959
Accounts payable	24,279	26,166	(1,887)
Income tax payable	7,082	3,411	3,671
Deposit from related parties	3,536	—	3,536
Deferred revenue–current portion	6,088	4,862	1,226
Accrued expenses and other liabilities	6,236	5,424	812
Total current liabilities	85,772	70,902	14,870
Long-term debt, less current portion	143,219	173,455	(30,236)
Capital lease obligations, less current portion:			
Related parties	34,335	30,595	3,740
Other	6,911	6,986	(75)
Deferred revenue	54,708	55,044	(336)
Redeemable preferred stock of consolidated subsidiary	500	500	—
Deferred tax liability – non current	12,643	4,604	8,039
Other liabilities	6,920	2,516	4,404
Total liabilities	345,008	344,602	406
Minority interests	5,399	4,050	1,349
Shareholders' equity:			
Ordinary shares no par value	116,734	115,232	1,502
Additional paid-in capital	231,493	196,335	35,158
Accumulated deficit	(10,079)	(34,071)	23,992
Accumulated other comprehensive loss	(619)	(200)	(419)
Treasury stock	(7,520)	(0)	(7,520)
Total shareholders' equity	330,009	277,296	52,713
Total liabilities, minority interests and shareholders' equity	680,416	625,948	54,468

(Note)The Company presented "Deferred tax liabilities-non current" separately from "Other Liabilities" for all periods presented

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(YEN IN MILLIONS)

	Ordinary Shares	Additional paid in capital	Comprehensive Income/(Loss)	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock at cost	Total Shareholders' Equity
Balance at January 1, 2006	114,481	195,219		(58,353)	98	(0)	251,445
Net Income			24,481	24,481			24,481
Unrecognized loss of acquired companies				(199)			(199)
Other comprehensive income:							
Changes in the fair value of derivative financial instruments			(298)		(298)		(298)
Comprehensive income			24,183				—
Stock option exercise	751	782					1,533
Stock compensation (includes paid not issued options)		334					334
Purchase of treasury stock						(0)	(0)
Balance at December 31, 2006	115,232	196,335		(34,071)	(200)	(0)	277,296
Net income:			23,992	23,992			23,992
Unrecognized loss of acquired companies				—			—
Other comprehensive income:							
Changes in the fair value of derivative financial instruments			(419)		(419)		(419)
Comprehensive income			23,573				
Stock option exercise	1,502	1,470					2,972
Stock compensation (includes paid not issued options)		141					141
Increase due to merger		33,547					33,547
Purchase of treasury stock						(7,520)	(7,520)
Balance at December 31, 2007	116,734	231,493		(10,079)	(619)	(7,520)	330,009

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	Year ended December 31, 2007 Amount	Year ended December 31, 2006 Amount
Cash flows from operating activities:		
Net income	23,992	24,481
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	64,222	54,044
Equity in earnings of affiliates	(291)	(371)
Minority interest in net income of consolidated subsidiaries	1,883	1,181
Stock compensation expenses	140	332
Deferred income taxes	1,657	(1,328)
Changes in operating assets and liabilities, excluding effects of business combinations:		
Decrease in accounts receivable, net	2,477	436
(Increase)/decrease in prepaid expenses and other current assets	214	(674)
(Increase)/decrease in other assets	(2,478)	1,102
Increase in accounts payable	412	864
Increase in accrued expenses and other liabilities	2,834	2,501
Increase/(decrease) in deferred revenue	164	(2,565)
Net cash provided by operating activities	95,226	80,003
Cash flows from investing activities:		
Capital expenditures	(46,348)	(48,460)
Acquisitions of new subsidiaries, net of cash acquired	634	(56,137)
Investments in and advances to affiliates	(1,138)	—
Loan to related parties	(5,166)	—
Principle received from related party	1,350	—
Acquisition of minority interests in consolidated subsidiaries	(2,543)	(17,587)
Other investing activities	483	583
Net cash used in investing activities	(52,728)	(121,601)
Cash flows from financing activities:		
Proceeds from issuance of common stock	2,973	1,533
Purchase of treasury stock	(7,520)	(0)
Net increase in short-term loans	335	93
Proceeds from long-term debt	613	106,789
Principal payments of long-term debt	(25,699)	(66,975)
Principal payments under capital lease obligations	(15,689)	(13,455)
Other financing activities	4,893	(1,184)
Net cash provided by (used in) financing activities	(40,094)	26,801
Net increase/(decrease) in cash and cash equivalents	2,404	(14,797)
Cash and cash equivalents at beginning of year	20,486	35,283
Cash and cash equivalents at end of term	22,890	20,486

Summary of significant accounting policies

1. Scope of consolidation
   (1) Number of consolidated subsidiaries: 32
   (2) The names of the Company's consolidated subsidiaries are shown in "Ⅱ. Status of the Jupiter Telecommunications Co., Ltd.(J:COM) Group".
2. Scope of application of equity method
   (1) Number of equity method affiliates: 11
   (2) The names of these affiliates are shown in "Ⅱ.Status of the Jupiter Telecommunications Co., Ltd.(J:COM) Group".
3. Fiscal year end
   The fiscal year end for all consolidated subsidiaries is the same as the date of consolidation
4. Significant accounting policies
   (1) Accounting standards used to prepare financial statements
   The Company prepares its annual consolidated financial statements using terminology, forms and methods of preparation required under accounting principles generally accepted in the United States of America.
   (2) Securities valuation standards and valuation method
   To value its securities, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Investments in affiliates (excluding loans):	Equity method
Investments in other securities:	Cost method

   When investments in affiliates and unmarketable stocks decline in value, the Company considers the possibility of recognizing impairment losses, if such declines are deemed to be other-than-temporary.

   (3) Valuation standards and valuation methods for derivatives
   The Company accounts for derivatives based on SFAS No.133 "Accounting for Certain Derivative Instruments and Hedging Activities" as amended. According to SFAS No. 133, as amended, all derivatives must be fairly valued and recognized on the balance sheet as assets or liabilities.
   - Derivative instrument designated and effectively active as a fair value hedge:
     Changes in the fair value of derivative instruments and of the assets or liabilities being hedged are recognized as periodic income/loss.
   - Derivative instrument designated as cash flow hedge—regarding the portion effectively active as a hedge:
     Until income/losses on the assets or liabilities being hedged are recognized on the income statement, they must be recognized as other comprehensive income/loss.
   - Derivative instrument designated as cash flow hedge—regarding the portion that is not effectively active as a hedge:
     Recognized as periodic income/loss.
   - Derivative instruments not designated as hedge:
     Changes in fair value recognized as periodic income/loss.

   (4) Accounting for long-lived assets
   For long-term assets other than goodwill, the Company evaluates the need for impairment losses on the guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
   (5) Depreciation method for tangible fixed assets
   The straight-line method is applied.
   Useful lives of major assets:

Distribution equipment:	10 - 17 years
Buildings:	15 - 40 years
Support equipment and buildings:	5 - 15 years

   (Assets acquired through capital leases are depreciated over periods ranging from 2-20 years.)
   (6) Valuation standards and valuation methods for goodwill
   The Company recognizes as goodwill the difference between costs of acquisition of consolidated subsidiaries and the estimated fair value of the net assets of applicable companies.
   In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company conducts an impairment test once each year or whenever an event occurs that suggests the possibility of impairment.

(7)Accounting methods of Asset Retirement Obligation

The company applies FASB Interpretation No. 47 which clarifies that the term asset retirement obligation as used in FASB Statement No.143, Accounting for Asset Retirement Obligations. This interpretation requires us to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

(8) Standards for recognition of important allowances

Bad debt allowance

The Company calculates a bad debt allowance on the basis of our best estimate of probable future losses on accounts receivable. It also recognizes estimated uncollectible amounts when such allowances are required.

(9) Lease transactions

The Company accounts for leases in accordance with SFAS No.13 "Accounting for Leases."

(10)Amortization of identifiable intangible assets

Intangible assets consist of customer relationships, which are amortized over the expected lives of our customers (up to 10 years).

Intangible assets consist of distribution franchise, which are amortized over the expected lives of our customers (up to 20 years).

(11) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(12)Revenue Recognition

The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, therefore such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods which are generally 20 years. Such revenues are included in revenue - other in the accompanying consolidated statements of operations.

The Company's channels distribute programming to individual satellite platform subscribers through an agreement with the platform operator which provides subscriber management services to channels in return for a fee based on subscription revenues. Individual satellite subscribers pay a monthly fee for programming channels under the terms of rolling one-month subscription contracts. Cable and broadband service providers generally pay a per-subscriber fee for the right to distribute the company's programming on their systems under the terms of generally annual distribution contracts. Revenue for such services is recognized in the periods in which programming services are provided to cable, satellite and broadband subscribers.

(13)Stock compensation

The FASB issued SFAS No. 123 (Revised 2004) (SFAS No. 123R) in December 2004. SFAS No. 123R is a revision of SFAS No. 123 Accounting for Stock-Based Compensation. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The company has applied the modified prospective method to adopt SFAS No. 123R since January 1, 2006.

(14)Business combination

The company merged with JTV on September 1, 2007 by issuing the company's ordinary shares to LGI and Sumitomo in exchange for their JTV ordinary shares. Under the provisions of SFAS 141, Business Combinations, the JTV interest acquired from LGI, our consolidating parent has been treated as a transaction between entities under common control (recognized at book value), whereas, the JTV interest acquired from Sumitomo has been accounted for using the purchase method of accounting (recognized at fair value). Accordingly, the excess of our acquisition costs over the fair value of net assets acquired from JTV was allocated to goodwill. The opening balance sheet of JTV is based on preliminary purchase price allocations and is therefore subject to adjustment based on our final assessment of the fair value of tangible and intangible assets and liabilities.

Notes to Annual Consolidated Financial Statements

Segment Information

(1) Operating segments

The Jupiter Telecommunications Group (the Company and its consolidated subsidiaries) operates a single segment which it calls the broadband businesses. Therefore, information on operating segments has been omitted in this section.

(2) Segment information by region

Because the Company does not have any overseas subsidiaries or branches, this section is not applicable.

Earning per share

	Year ended December 31,	
	2007	2006
Net income (Yen in Million)	¥23,992	¥24,481
Weighted average common shares outstanding:		
Basic	6,572,638	6,367,220
Effect of dilutive common stock equivalents	20,492	10,781
Diluted	6,593,130	6,378,001
Earnings per share (Yen):		
Basic	¥3,650.27	¥3,844.83
Diluted	¥3,638.93	¥3,838.33

Subsequent events

None

V. Annual financial Statements

For the Year Ended December 31, 2007

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
STATEMENTS OF OPERATION

(YEN IN MILLIONS)

Account	Year ended December 31, 2007	Year ended December 31, 2006	Change	
	Amount	Amount	Amount	(%)
Sales	107,807	100,288	7,519	7.5
Cost of sales	87,952	85,300	2,652	3.1
Gross income	19,855	14,988	4,867	32.5
Selling, general & administrative expenses	11,708	10,662	1,046	9.8
Wages and salaries	3,678	3,529	149	4.2
Retirement cost	69	71	(2)	(2.8)
Employee's benefit	661	824	(163)	(19.8)
Rent expense	890	736	154	20.9
Consulting expenses	2,226	2,407	(181)	(7.5)
Depreciation expense	1,044	860	184	21.4
Amortization of goodwill	541	—	541	—
Other	2,599	2,235	364	16.3
Operating income	8,147	4,326	3,821	88.3
Non-Operating profit	3,635	4,494	(859)	(19.1)
Interest revenue	2,814	2,699	115	4.3
Dividends	373	1,366	(993)	(72.7)
Guarantee fee	104	117	(13)	(11.1)
Exchange gain	—	3	(3)	(100.0)
Other	344	309	35	11.3
Non-Operating charges	3,126	2,195	931	42.4
Interest expense	2,597	1,635	962	58.8
Long term prepaid guarantees amortization	219	167	52	31.1
Stock issue cost amortization	214	251	(37)	(14.7)
Other	96	142	(46)	(32.4)
Ordinary income	8,656	6,625	2,031	30.7
Extraordinary losses	59	111	(52)	(46.8)
Loss on one-time amortization of loan expense	59	111	(52)	(46.8)
Net income before taxes	8,597	6,514	2,083	32.0
Income taxes & inhabitant taxes	3,661	463	3,198	690.7
Income taxes - deferred	(1,391)	(431)	(960)	(222.7)
Net income after taxes	6,327	6,482	(155)	(2.4)

** Fractional rounded makes some differences between sum of breakdown and total in Change column.*

JUPITER TELECOMMUNICATIONS CO., LTD
(Parent Company Only-Japanese GAAP)
BALANCE SHEETS

(YEN IN MILLIONS)

Account	December 31, 2007 Amount	December 31, 2006 Amount	Change Amount
Current assets:			
Cash and cash equivalents	1,437	3,613	(2,176)
Accounts receivable-Trade	11,533	12,327	(794)
Securities	14,290	5,995	8,295
Inventories	359	769	(410)
Prepaid expenses	622	491	131
Deposit	4,000	7,000	(3,000)
Deferred tax asset	845	426	419
Other current assets	4,332	3,643	689
Total current assets	37,418	34,264	3,154
Fixed assets:			
Buildings	1,041	986	55
Other structure	30	33	(3)
Machinery and equipment	1,462	1,505	(43)
Land	429	429	—
Tangible fixed assets	2,962	2,953	9
Goodwill	15,680	—	15,680
Software	4,106	3,474	632
Other intangible fixed asset	14	10	4
Intangible fixed assets	19,800	3,484	16,316
Investment securities	2,706	779	1,927
Investments to subsidiaries and affiliates	269,612	211,048	58,564
Long-term loans to others	251	268	(17)
Long-term loans to related parties	92,300	119,500	(27,200)
Long-term prepaid expenses	753	982	(229)
Guarantees	1,315	821	494
Other investments	29	39	(10)
Total investment and other assets	366,966	333,437	33,529
Total fixed assets	389,728	339,874	49,854
Deferred charges			
Stock issuance cost	—	214	(214)
Total Deferred charges	—	214	(214)
Total Assets	427,146	374,352	52, 794

Account	December 31, 2007 Amount	December 31, 2006 Amount	Change Amount
Current liabilities:			
Accounts payable-Trade	7,964	8,472	(508)
Long-term debt -current portion	18,075	12,750	5,325
Accrued liabilities	2,630	2,520	110
Accrued expenses	1,492	998	494
Income tax payable	4,076	136	3,940
Withheld payable	2,614	324	2,290
Other current liabilities	37	13	24
Total current liabilities	36,888	25,213	11,675
Fixed liabilities:			
Long-term debt	128,151	155,750	(27,599)
Deferred tax liability	14,620	—	14,620
Other long term liabilities	1,029	234	795
Total fixed liabilities	143,800	155,984	(12,184)
Total Liabilities	180,688	181,197	(509)
Stockholders' equity			
Common stock	116,734	115,232	1,502
Advance on subscription	—	32	(32)
Capital surplus:			
Capital reserve	30,873	29,371	1,502
Additional paid-in capital	94,132	42,230	51,902
Total Capital Surplus	125,005	71,601	53,404
Accumulated profit			
Retained earnings carried forward	12,809	6,482	6,327
Total retained earnings	12,809	6,482	6,327
Treasury stock	(7,520)	(0)	(7,520)
Total Stockholder's equity	247,028	193,347	53,681
Revaluation surplus			
Deferred hedge loss	(584)	(192)	(392)
Total Revaluation surplus	(584)	(192)	(392)
Stock option	14	—	14
Total Net Assets	246,458	193,155	53,303
Total Liabilities & Net Assets	427,146	374,352	52,794

* *In accordance with guidance from Japanese CPA association, the Company transferred Certificates of Deposit from "Cash and cash deposits" to "Securities" for all periods presented (¥8,300 million in 2007, ¥2,300 million, respectively).*

(Note)

	December 31, 2007	December 31, 2006
1. Accumulated depreciation of Tangible fixed assets	¥1,176 million	¥794 million
2. Guarantee liabilities (for bank loan) *	¥23,926 million	¥27,090 million

*Other than above guarantee liabilities, we have ¥4,069 million (USD 3,700 million) exchange reservation contract on behalf of certain subsidiaries and affiliates.

JUPITER TELECOMMUNICATIONS CO., LTD

(Parent Company Only-Japanese GAAP)

Statement of stockholders' equity

For the 12 month ended December 31, 2006
(Yen in millions)

	Stockholders' equity								
			Capital Surplus			Retained Earnings			
	Common stock	Advance on subscription	Capital reserve	Additional paid-in capital	Total capital surplus	Accumulated profit / Retained earnings carried forward	Total retained earnings	Treasury stock	Total Stockholders' equity
Balance at December 31, 2005	114,481	0	89,017	–	89,017	(18,166)	(18,166)	(0)	185,332
Movement for this period									
Covering of deficit due to decrease of capital reserve			(60,396)	42,230	(18,166)	18,166	18,166		–
Net income						6,482	6,482		6,482
Treasury stock								(0)	(0)
Stock option exercise	751	32	750		750				1,533
Reclass from Advance on subscription to Common stock or Capital reserve	0	(0)	0		0				–
Movement by recognition of hedge gain (loss)									
Total movement	751	32	(59,646)	42,230	(17,416)	24,648	24,648	(0)	8,015
Balance at December 31, 2006	115,232	32	29,371	42,230	71,601	6,482	6,482	(0)	193,347

	Revaluation surplus		Total Net assets
	Deferred hedge loss	Total revaluation surplus	
Balance at December 31, 2005	–	–	185,332
Movement for this period			
Covering of deficit due to decrease of capital reserve			–
Net income			6,482
Treasury stock			(0)
Stock option exercise			1,533
Reclass from Advance on subscription to Common stock or Capital reserve			–
Movement by recognition of hedge loss	(192)	(192)	(192)
Total movement	(192)	(192)	7,823
Balance at December 31, 2006	(192)	(192)	193,155

For the 12 month ended December 31, 2007
(Yen in millions)

	Stockholders' equity								
			Capital Surplus			Retained Earnings			
	Common stock	Advance on subscription	Capital reserve	Additional paid-in capital	Total capital surplus	Accumulated profit / Retained earnings carried forward	Total retained earnings	Treasury stock	Total Stockholders' equity
Balance at December 31, 2006	115,232	32	29,371	42,230	71,601	6,482	6,482	(0)	193,347
Movement for this period									
Net income						6,327	6,327		6,327
JTV merger				51,902	51,902				51,902
Treasury stock								(7,520)	(7,520)
Stock option exercise	1,486		1,486		1,486				2,972
Reclass from Advance on subscription to Common stock or Capital reserve	16	(32)	16		16				—
Movement other than Stockholders' equity item									
Total movement	1,502	(32)	1,502	51,902	53,404	6,327	6,327	(7,520)	53,681
Balance at December 31, 2007	116,734	—	30,873	94,132	125,005	12,809	12,809	(7,520)	247,028

	Revaluation surplus		Stock option	Total Net assets
	Deferred hedge loss	Total revaluation surplus		
Balance at December 31, 2006	(192)	(192)	—	193,155
Movement for this period				
Net income				6,327
JTV merger				51,902
Treasury stock				(7,520)
Stock option exercise				2,972
Reclass from Advance on subscription to Common stock or Capital reserve				—
Movement other than Stockholders' equity item	(392)	(392)	14	(378)
Total movement	(392)	(392)	14	53,303
Balance at December 31, 2007	(584)	(584)	14	246,458

Significant Accounting Policies

1. Securities Valuation Method

   Investments to subsidiaries and affiliates
   Acquisition cost by the moving average method
   Other investments
   Non-marketable Securities
   Acquisition cost by the moving average method

2. Inventory Valuation

   Lower of cost or market by the moving average method

3. Depreciation Method of Tangible Fixed Assets

   The straight-line method is applied.

Buildings	15–50 years
Other structures	10–60 years
Machinery and equipment	4–15 years

4. Amortization Method of Intangible Fixed Assets

   Straight-line method
   With regard to software for in-house use, straight-line method over estimated in-house useful life (5 years).
   With regard to goodwill, straight-line method over 10 years

5. Long term Prepaid Expenses

   Amortized using straight-line method.

6. Deferred Charges

   Stock Issue Charges
   Amortized equally pursuant to the provisions of the Commercial Code.

7. Allowance and Reserve

   (1) Allowance for Bad debts

   Calculate based on historical bad debt ratio approach for general receivables and on debtor's financial evaluation approach for particular doubtfuls.

8. Important foreign exchange hedge method

   (1) Hedge accounting method

   Deferred hedge method is applied. When allotment is applicable, such method is used.

   (2) Measure and object for hedge

   Hedge measure: Foreign exchange reserve, and interest swap

   Object for hedge: Account receivables and payables in foreign currency, and interest of debt loans with variable interest rate

   (3) Hedge policy

   The Company tries to minimize the risks of foreign exchange fluctuations of account receivables and payables in foreign currency as well as the risks of fluctuations of interest rate for debt loans based on the Company's internal regulations.

   (4) Valuation of hedge

   Valuation is done comparing reserved rates and actual rates at closing dates and settlement dates. With regard to interest swap, valuation is done by the interest risk as object for hedge being diminished.

9. Lease transaction

   Except for finance lease where ownership is expected to transfer to the lessee, the accounting method for lease transactions in conformance with accounting policy of general lease transaction is applied.

10. Consumption Taxes

    Consumption taxes are excluded from income and expenses in Statement of Operations, and net of payables / receivables of Consumption Taxes are recorded in Balance Sheet.

Change of Significant Accounting Policies

Accounting Standard for Business combination

Effective from the fiscal year 2007,the company adopted "Accounting Standard for Business combination"(Accounting Standards Board of Japan on October 31, 2003), "Accounting Standard for Business Separation"(Financial Accounting Standards Implementation Guidance No.7 on December 27, 2005), and "Implementation Guidance for Accounting Standard for Business combination and Separation"(Financial Accounting Standards Implementation Guidance No.10 on December 22, 2006).

Business Combination

For the year ended December 31, 2007

The company merged with JTV on September 1, 2007 and applied purchase method of accounting for this business combination.

1. Merger outline

(1)Name of merged company and their business

Company name: Jupiter TV Co.,Ltd.
Main business: Management of program supply business for cable and direct-to-home satellite service providers, etc.

(2)Purpose of merger

The merger enable us to provide services in the multiple pay channel broadcasting market consistently from the program producing and supplying business to the program distribution business to the customer. By this, we will make maximum use of our management resources such as financial power, customers and, thorough production, organization and distribution of high-quality attractive television programs, increase the number of our cable television subscribing households as well as intensify and differentiate our services. At the same time, we will promote the expansion of the business of cable television operators (other than our group) and direct-to-home satellite service providers.
In addition, we will also aim for the expansion of our cable television business and the program supply business to enhance our corporate value by activating the multiple pay channel broadcasting market with higher quality of the programs as the driving force.

(3)Date of the merger

September 1, 2007

(4)Legal form of this merger

The company merged with JTV by an absorption-type merger and become the surviving company.

(5)Company name after merger

Jupiter Telecommunications Co.,LTd.

2. Term for operating result of merged company included

From September 1 to December 31, 2007

3. Acquisition costs and the details

Costs for J:COM shares	¥51,902 million
Advisory cost	¥399 million
	¥52,301 million

4. Type of stock issued to JTV shareholders, merger ratio and its basis, and number of stock issued and its appraisal value.

(1) Type of stock and its ratio

1.40665 common shares of J:COM are allocated to 1 common share of JTV.

(2)Basis for merger ratio

The company sought valuation analysis advice from Nikko Cordial Securities Inc. and Goldman Sachs Co.,Ltd. Based on those analysis, we negotiated with JTV and determined the merger ratio.

(3)Number of stock issued and its appraisal value

Number of stock issued 507,351 shares
Appraisal value ¥51,902 million
(number of shares multiple average stock amount for the 5 working days before merger announcement)

5. Amount of Goodwill and its amortization method and periods

(1)Amount of Goodwill

¥16,221 million

(2)Reason for recognition

The Company expected excess earning power from business evolution.

(3)Amortization method and period

10 years straight line method
Current amounts of goodwill are based on preliminary purchase price allocations and are therefore subject to adjustment based on our final assessment of fair value of tangible and intangible assets and liabilities.,

6. Amount of assets and liabilities assumed

(1)Assets

Current assets	¥2,482 million
Noncurrent assets	¥57,036 million
Total assets	¥59,518 million

(2)Liabilities

Current liabilities	¥5,034 million
Noncurrent liabilities	¥18,404 million
Total liabilities	¥23,438 million

VI. Other

Changes in executives

As soon as the information becomes available, we will disclose it.

(Currently expected on February 29, 2008)

JASDAQ

January 30 2008
Jupiter Telecommunications Co., Ltd.

Representative:
Representative Director Tomoyuki Moriizumi
Jasdaq Code 4817

For additional information:
General Manager, Investor Relations: Koji Kobayashi
Telephone 03-6765-8157

Announcement of Change of Dividend Policy

We hereby provide notice that we have resolved in our board of directors meeting held on January 30, 2008 to change our dividend policy applicable to the fiscal year ending December 31, 2008 and later, and make an interim dividend payment for the fiscal year ending December 31, 2008.
Details are follows.

Details

1. Reason for change of Dividend Policy

So far, we have not made a payment of dividend, focusing on an adequacy of internal reserves for the future growth and financial strength. However, taking into consideration a stable and continuous profit sharing to the stockholders who support us in a long-term perspective as well as an adequacy of internal reserves, we have resolved to make the dividend payments from interim dividend payment for the fiscal year ending December 31, 2008.
We continue to increase our corporate value for further growth.

2. Outline of interim dividend payment for the fiscal year ending December 31, 2008.

We have not yet determined specific matter such as dividend amount per share and so on. We will disclose such matters once our board of directors meeting resolves.

JASDAQ

December 12, 2007

Jupiter Telecommunications Co., Ltd.
Representative:
Representative Director Tomoyuki Moriizumi
Jasdaq Code 4817

For additional information:
General Manager, Investor Relations: Koji Kobayashi
Telephone 03-6765-8157

Announcement regarding the Results of Fixed-Price Share Buy-Back

We hereby inform you that we purchased its own shares as follows pursuant to Article 156 of the Company Law, as referred to in the notice of repurchase of shares made on December 11, 2007.

Details

(1)	Type of shares acquired:	Ordinary Shares
(2)	Total Number of shares acquired:	80,000 Shares (maximum)
(3)	Total Purchase Price:	7,520,000,000 Yen
(4)	Acquisition Date:	December 12, 2007
(5)	Method of Acquisition:	Purchased on the Jasdaq Securities Exchange through a fixed-price buy-back

(Additional Information)

Resolution of the Board of Directors on December 11, 2007

- Type of shares to be acquired:	Ordinary Shares
- Total number of shares to be acquired:	80,000 Shares
- Total purchase price:	7,520,000,000 Yen

Shares acquired after December 11, 2007/12/07

Total number of shares acquired:	80,000 shares
Total purchase price:	7,520,000,000 Yen

end

JASDAQ

December 11, 2007

Jupiter Telecommunications Co., Ltd.
Representative:
Representative Director Tomoyuki Moriizumi
Jasdaq Code 4817

For additional information:
General Manager, Investor Relations: Koji Kobayashi
Telephone 03-6765-8157

Announcement of Fixed-Price Share Buy-Back

We hereby provide notice that we have resolved, in accordance with Article of 156 of the Company Law, as applied through Article 165 sub-section 3 of the same law, the method by which we intend to purchase our shares:

Details

1. Method of Buy-Back

At 8:45 a.m. on December 12, 2007, the Company will cause to be effected a fixed-price buy-back on the Jasdaq Securities Exchange, Inc. at a price of 94,000 Yen, the trading price of our ordinary shares as at the end of the trading day today (December 11, 2007) (There will not be any changes to the transaction terms or times). The purchase order will be effective only at that time.

2. Details of Share Buyback

(1) Type of Shares to be Purchased: Ordinary shares

(2) Total Number of Shares to be Acquired: 80,000 Shares (maximum)

(1) There will not be a change in the number of shares offered to be purchased. Further, depending on market conditions, all or a part of the shares may not be purchased.

(2) The purchase will be effected based on the estimated number of shares tendered to be sold.

(3) Further, we have received notice from a certain shareholder that it intends to tender the shares owned by it.

3. Announcement of Results of Buy-Back.

An announcement of the results will be made at the conclusion of the transaction carried out at 8:45 a.m. on December 12, 2007.

(Additional Information)

Resolution of the Board of Directors on December 11, 2007

Type of Shares to be Purchased:	Ordinary Shares
Total Number of Shares to be Acquired:	80,000 Shares
Total Purchase Price:	7,520,000,000 Yen

(end)

December 11 2007
Jupiter Telecommunications Co., Ltd.

Representative:
Representative Director Tomoyuki Moriizumi
Jasdaq Code 4817

For additional information:
General Manager, Investor Relations: Koji Kobayashi
Telephone 03-6765-8157

Announcement of Share Buy-Back

We hereby provide notice that we have resolved in our board of directors meeting held on December 11, 2007, in accordance with Article of 156 of the Company Law, as applied through Article 165 sub-section 3 of the same law, to repurchase our shares as follows:

Details

1. **Reason for Share Buyback**

   To have a flexible capital structure in order to be able to better respond to changes in the business environment.

2. **Details of Share Buyback**

(1) Type of Shares to be Purchased:	Ordinary shares
(2) Total Number of Shares to be Acquired:	80,000 Shares (maximum)
(3) Total Purchase Price	7,520,000,000 Yen (maximum)
(4) Purchase Date	December 12, 2007

(Additional Information)

Ownership by the Company of its shares Total number of shares issues and outstanding:	6,926,105.74 shares
Number of shares owned by the Company	0.74 shares

J:COM

December 14, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES NOVEMBER 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of November 30, 2007 served by J:COM's 21 managed franchises reached 2.75 million, up 482,000, or 21.2% since November 30, 2006. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.85 million, up 838,000 or 20.9% since November 30, 2006. The bundle ratio (average number of services received per subscribing household) including the Cable West Group is 1.76 as of November 30 2007; however, excluding the Cable West Group, the bundle ratio increased to 1.80 as of November 30, 2007 from 1.77 since November 30, 2006. The cable television digital migration rate as of November 30, 2007 increased to 66% from 49% as of November 30, 2006.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of November 30, 2007	2,261,800 Digital: 1,483,200	1,242,800	1,352,100	4,856,700	2,753,900
As of November 30, 2006	1,875,800	1,009,000	1,133,900	4,018,700	2,271,900
Net year-over-year increase	386,000	233,800	218,200	838,000	482,000
Net increase as percentage	20.6%	23.2%	19.2%	20.9%	21.2%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 20 franchises; 40 systems:

	Revenue Generating Units				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of November 30, 2007	2,175,400 Digital: 1,431,800	1,200,100	1,294,300	4,669,800	2,641,200
As of November 30, 2006	1,789,300	969,100	1,081,000	3,839,400	2,162,700
Net year-over-year increase	386,100	231,000	213,300	830,400	478,500
Net increase as percentage	21.6%	23.8%	19.7%	21.6%	22.1%

<u>About Jupiter Telecommunications Co.,Ltd.</u>

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of November 30, 2007) operating at the local level serving approximately 2.75 million subscribing households (as of November 30, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.94 million (of which Cable West Group has approximately 1.4 million as of November 30, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 17 premium channels (including Channel Ginga) which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at <u>http://www.jcom.co.jp</u>

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

RECEIVED
2008 MAR 28 A 8:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 12, 2007

J:COM Selected for Japan's Best CEOs in Broadcasting Sector By Institutional Investor Magazine

Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code:4817), the largest multiple system operator (MSO) in Japan, announced today that Tomoyuki Moriizumi has been selected for Japan's Best CEOs in the broadcasting sector by Institutional Investor Magazine, November edition, in the article "Leading from the Top". J:COM is also recognized as the Most Shareholder-Friendly Company in the sector.

These rankings were compiled based on the responses from research analysts and portfolio managers at leading money management firms. The voting wrapped up in February 2007. Respondents were asked to name their first, second and third choices for CEO, CFO and Most Shareholder-Friendly Company in each of the 27 industry sectors.

According to Institutional Investor, this is the first time to rank the chief executive officers, and the companies that are best at satisfying investors with straight talk, open and honest reporting and top-notch investor relations.

*For more information, please visit the URL below.
http://www.iimagazine.com/

J:COM

DECEMBER 10, 2007
FOR IMMEDIATE RELEASE

J:COM KOBE-ASHIYA SIGNS AGREEMENT WITH KOBE CITY DEVELOPMENT & MANAGEMENT FOUNDATION ON CATV OPERATION BUSINESS TRANSFER

Expansion of Service Area in Kobe City Suma, Tarumi and Nishi Wards

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan, announced today that its subsidiary, Cablenet Kobe-Ashiya Co., Ltd. (J:COM Kobe-Ashiya), and the Kobe City Development & Management Foundation, which operates the CATV business, have entered into an operation transfer agreement. Plans have been made for J:COM Kobe-Ashiya to take over the administrative operations of the CATV business in late February 2008.

1. Overview

Jupiter Telecommunications Group is expanding operations by strategically increasing capital and business alliances with the selected CATV service providers. One such provider is the Kobe City Development & Management Foundation's CATV business, which has been operating since 1973. The foundation has provided clear and stable broadcasting services to its residential customers, thereby doing their part to maintain a beautiful community without antennas. J:COM Kobe-Ashiya was awarded the transfer of business operations of the foundations' CATV business in an auction. This transfer will cover the service areas that comprise parts of Suma, Tarumi, and Nishi wards in Kobe city, and will cover approximately 60,000 serviceable households or "homes passed." With both companies combined, the number of Kobe city homes passed by J:COM Kobe-Ashiya will total nearly 534,000, covering about 80% of total homes passed.

The acquisition of this service area, with its large residential population even for Kobe and high home-ownership ratio, provides a lucrative market. To further develop this market, J:COM Kobe-Ashiya will strategically streamline its sales and marketing into one synergistic operation. J:COM plans to increase their profitability by offering customers valuable, advanced digital services such as J:COM TV Digital and J:COM On Demand, as well as the J:COM NET Ultra

160M service. J:COM believes that by effectively using its assets, such as its sales force, products and customer support within the group, the number of multi-channel subscribers will soon grow beyond the current 13 percent.

1. Business Transfer Agreement Details

(1) Agreement	Transfer of cable television and telecommunication services managed by Kobe City Development & Management Foundation
(2) Transfer Date	End of February 2008 (tentative)
(3) Transfer Price	1.8 Billion Yen (including tax)
(4) Covered Area	Parts of Suma, Tarumi and Nishi wards in Kobe City The Port Island area of Chuo ward is not covered by this agreement.

2. Transfering Party Overview

(1) Name	Kobe City Development & Management Foundation
(2) Business Overview	Administrative operation of welfare and cultural facilities and cable television services among other activities.
(3) Establishment Date	April 15, 1969
(4) Registered Address	4-1-1 Minatojima-nakamachi, Chuo-ku, Kobe
(5) Executive President	Masumi Ishii
(6) Stakeholders	Kobe City (100%)
(7) End of Fiscal Year	March

(8) Latest Trends in CATV Business Operating Results by Fiscal Year:

Figures in Million Yen; Rounded to the nearest Million

	Year to March 2006	Year to March 2007
Total Revenue	716	727
Total Expenditure	730	708
Balance of Payments	-13	19

* Service areas managed by the foundation, excluding Port Island

About Cablenet Kobe-Ashiya Co.,Ltd.

Cablenet Kobe-Ashiya is a CATV operations company controlled by Jupiter Telecommunications Co., Ltd. (J:COM). The company provides cable television, high-speed Internet access, telephony and mobile services to customers in Hyogo prefectures' Kobe city, Ashiya city and Miki city.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of October 31, 2007) operating at the local level serving approximately 2.74 million subscribing households (as of October 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.92 million (of which Cable West Group has approximately 1.4 million as of October 31, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

NOVEMBER 13, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES OCTOBER 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of October 31, 2007 served by J:COM's 21 managed franchises reached 2.74 million, up 478,800, or 21.2% since October 31, 2006. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.82 million, up 830,200 or 20.8% since October 31, 2006. The bundle ratio (average number of services received per subscribing household) including Cable West Group remained unchanged at 1.76; however, excluding Cable West Group, the bundle ratio increased to 1.80 as of October 31, 2007 from 1.76 since October 31, 2006. The cable television digital migration rate as of October 31, 2007 increased to 64% from 48% as of October 31, 2006.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of October 31, 2007	2,253,700 Digital: 1,449,400	1,233,600	1,334,600	4,821,900	2,740,500
As of October 31, 2006	1,870,600	1,001,300	1,119,800	3,991,700	2,261,700
Net year-over-year increase	383,100	232,300	214,800	830,200	478,800
Net increase as percentage	20.5%	23.2%	19.2%	20.8%	21.2%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 20 franchises; 40 systems:

	Revenue Generating Units				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of October 31, 2007	2,167,200 Digital: 1,399,300	1,191,100	1,277,300	4,635,600	2,628,100
As of October 31, 2006	1,784,000	961,600	1,067,400	3,813,000	2,152,700
Net year-over-year increase	383,200	229,500	209,900	822,600	475,400
Net increase as percentage	21.5%	23.9%	19.7%	21.6%	22.1%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 21 managed franchises (as of October 31, 2007) operating at the local level serving approximately 2.74 million subscribing households (as of October 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.92 million (of which Cable West Group has approximately 1.4 million as of October 31, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

SCI FI

March 25, 2008
FOR IMMEDIATE RELEASE

ARRIVING FOR THE FIRST TIME IN ASIA! J:COM TV DIGITAL PRESENTS THE SCI FI CHANNEL: SCIENCE FICTION PROGRAMMING BROADCAST THROUGHOUT JAPAN BEGINNING APRIL 1, 2008

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd., (Tokyo, President & CEO: Tomoyuki Moriizumi), the largest multiple system operator (MSO) in Japan, and NBC Universal International (New York, Managing Director of Japan: Taichi Fukuda) have announced today that the science-fiction, fantasy, and supernatural-phenomenon themed SCI FI Channel will begin broadcasting throughout Japan via J:COM Digital Broadcasting service starting April 1.

Since its initial broadcasting in the U.S. in 1992, the SCI FI Channel has extended its broadcasting audience across more than 30 different countries worldwide. With science fiction as the main theme, the SCI FI Channel takes great pride in its diverse TV programming. From high-fantasy and super-hero adventures to stimulating near-future dramas, a variety of original titles and shows will be appearing for the first time in Japan. Japanese viewers can expect to receive original programming created specifically for them.

J:COM's triple-play strategy offers customers cable television, telephony, and high-speed internet in one convenient core package. Since the service began in April 2004, J:COM TV Digital has been focused on improving and broadening their multi-channel television viewing line-up. With the addition of the popular SCI FI channel, J:COM TV Digital is making an effort to stand out from its competitors and hopes to attract more customers and increase customer satisfaction.

Moving forward J:COM, in cooperation with NBC Universal International, will continue to broaden its user base and increase customer satisfaction through ongoing efforts to contribute high-quality content.

■SCI FI Channel April Line-Up■



X-FILES

The internationally popular science fiction TV drama series, "X-Files," will be broadcast in its entirety, including all 9 seasons (201 episodes) along with the full theatrical version. The first season will begin airing in April and will be broadcasted in two languages, Japanese and English.

EUREKA

While trying to bring her runaway daughter back, Carter stumbles across the rural town of Eureka. At first glance, it seems like every other small town. However, it doesn't take long before Carter notices that there is something different about this village...

A SCI FI original program showing for the very first time in Japan, will be broadcasted in two languages, Japanese and English.





JERICHO (season 1)

Jericho is an isolated rural American town reeling from a nuclear explosion. While living in extreme conditions, with a mounting sense of chaos and terror, Jake Green, the son of the mayor, steps up to help protect the town but soon realizes that someone seems to be pulling strings from amongst the shadows...

The show that has been a hit in America and 30 countries across the globe will finally be appearing in Japan exclusive to the SCI FI channel in both Japanese and English.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

March 14, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
FEBRUARY 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of February 29, 2008 served by J:COM's 20 managed franchises reached 2.81 million, up 178,400, or 6.8% since February 28, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 4.98 million, up 418,500 or 9.2% since February 28, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.77 as of February 29, 2008 from 1.73 since February 28, 2007. The cable television digital migration rate as of February 29, 2008 increased to 69% from 54% as of February 28, 2007.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: (*Rounded to the nearest hundred)*
Total managed franchises: 20 franchises; 42 systems:

	Revenue Generating Units				Total
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	**Subscribing Households**
As of February 29, 2008	2,301,000 Digital: 1,591,200	1,277,400	1,400,300	4,978,700	2,812,800
As of February 28, 2007	2,196,800	1,160,600	1,202,800	4,560,200	2,634,400
Net year-over-year increase	104,200	116,800	197,500	418,500	178,400
Net increase as percentage	4.7%	10.1%	16.4%	9.2%	6.8%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of February 29, 2008	2,214,600 Digital: 1,536,300	1,234,400	1,341,400	4,790,400	2,699,700
As of February 28, 2007	2,110,600	1,120,000	1,148,200	4,378,800	2,524,500
Net year-over-year increase	104,000	114,400	193,200	411,600	175,200
Net increase as percentage	4.9%	10.2%	16.8%	9.4%	6.9%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of February 29, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of February 29, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.33 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

JASDAQ

February 29, 2008
FOR IMMEDIATE RELEASE

J:COM ANNOUNCES NEW BOARD APPOINTMENTS

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today planned appointments to its board of directors and statutory auditors, as approved at J:COM's board of directors meeting February 29. The following changes will be placed on the agenda for J:COM's 14th general meeting of shareholders to be convened March 27, 2008.

1. Nominees - J:COM Board of Directors (as of March 27, 2008)

Mr. Tomoya Aoki *(current Chief Financial Officer, General Manager, Corporate Planning & Strategy Unit, Corporate Planning & Strategy Division and Accounting & Finance Division, Jupiter Telecommunications Co., Ltd.)*

September 2007	Chief Financial Officer, General Manager, Corporate Planning & Strategy Unit,
July 2007	Chief Financial Officer, General Manager's Aide, Corporate Planning & Strategy Unit, Jupiter Telecommunications Co., Ltd.
February 2003	Principal, Global Private Equity, Capital International Research Inc.
March 2001	Director, Business Development, General Electric Plastics Pacific, Ltd.
March 2000	Manager, Business Development, General Electric Japan, Ltd.
April 1984	Joined The Industrial Bank of Japan, Limited

Mr. Makoto Nakamura *(current Executive Officer, General Manager, Finance Dept., Assistant General Manager, Financial Resources Management Group, Sumitomo Corporation)*

April 2007	Executive Officer, General Manager, Finance Dept., Assistant General Manager, Financial Resources Management Group
April 2006	Corporate Officer, General Manager, Finance Dept.
October 2005	Corporate Officer, Assistant to General Manager, Corporate Planning & Coordination Officer, Sumitomo Corporation
January 2005	Special Advisor to President, Jupiter Telecommunications Co., Ltd.
April 2003	Corporate Officer, General Manager, Accounting Controlling Dept.

December 2000	General Manager, Accounting Controlling Dept.
April 1999	General Manager, Accounting Dept., Living Related Group and Retail & Consumer Services Division
January 1995	Sumitomo Corporation of America, New York
April 1975	Joined Sumitomo Corporation

Mr. Masatoshi Hayashi *(current Statutory Auditor, Jupiter Telecommunications Co., Ltd. Corporate Officer, General Manager, Planning & Administration Dept. Media, Network & Lifestyle Retail Business Unit, Sumitomo Corporation)*

April 2007	Corporate Officer, General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
April 2005	Corporate Officer, General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit, Sumitomo Corporation
March 2003	General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit Statutory Auditor, Jupiter Telecommunications Co., Ltd.
April 2002	General Manager, Visual Media Dept., Media Division
April 2001	Assistant to General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit
May 2000	Assistant to General Manager, Planning & Coordination Dept., Media, Electronics & Information Business Group
July 1996	Assistant to General Manager, Media Division
April 1978	Joined Sumitomo Corporation

2. Nominee - J:COM Board of Statutory Auditors (as of March 27, 2008)

Mr. Hitoshi Nagase *(current Assistant to General Manager, Planning & Administration Dept. Media, Network & Lifestyle Retail Business Unit, Sumitomo Corporation)*

April 2007	Assistant to General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
October 2003	Assistant to General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit
April 1993	Joined Sumitomo Corporation

3. Resigning – J:COM Board of Directors and Statutory Auditors (as of March 27, 2008)

Director	Akira Ito
Director	Shingo Yoshii
Director	Seiichi Morimoto
Statutory Auditor	Masatoshi Hayashi

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of January 31, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of January 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.30 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

February 19, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES JANUARY 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of January 31, 2008 served by J:COM's 20[*1] managed franchises reached approximately 2.81 million, up 175,100, or 6.7% since January 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.95 million, up 415,000 or 9.1% since January 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.77 as of January 31, 2008 from 1.73 since January 31, 2007. The cable television digital migration rate as of January 31, 2008 increased to 68% from 52% as of January 31, 2007.

[*1] The figure includes Kyoto Cable Communications Co., Ltd. (KCC), which became a managed franchise at the end of November 2007 and a consolidated subsidiary on January 31, 2008. In addition, on January 1, 2008, we merged three of our franchises: J:COM Kansai, Cable West Inc. and Hokusetsu Cable Net to form J:COM West. As the result, the total managed franchises became 20 franchises and 42 systems. KCC had 25,600 subscribing households, 30,400 RGU total, 20,300 cable television RGU's, of which 11,200 are digital RGU's, and 10,100 high-speed Internet access RGU's (as of January 31, 2008), which are included in both tables below.

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of January 31, 2008	2,297,900 Digital: 1,563,700	1,271,400	1,385,200	4,954,500	2,805,000
As of January 31, 2007	2,196,000	1,155,000	1,188,500	4,539,500	2,629,900
Net year-over-year increase	101,900	116,400	196,700	415,000	175,100
Net increase as percentage	4.6%	10.1%	16.6%	9.1%	6.7%

Results for J:COM's consolidated subsidiaries are noted below:
Total consolidated subsidiaries: 19 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of January 31, 2008	2,211,400 Digital: 1,509,800	1,228,500	1,326,600	4,766,500	2,691,900
As of January 31, 2007	2,109,600	1,114,500	1,134,300	4,358,400	2,520,000
Net year-over-year increase	101,800	114,000	192,300	408,100	171,900
Net increase as percentage	4.8%	10.2%	17.0%	9.4%	6.8%

About Jupiter Telecommunications Co.,Ltd.
Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 20 managed franchises (as of January 31, 2008) operating at the local level serving approximately 2.81 million subscribing households (as of January 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.30 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

January 31, 2008
FOR IMMEDIATE RELEASE

J:COM CONSOLIDATES KYOTO CABLE COMMUNICATIONS

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today the acquisition of 44,888 shares (52.6% of equity) in its affiliate Kyoto Cable Communications Co., Ltd. (Miyavision, Headquarter: Kyoto) from multiple shareholders on January 31, 2008. This share transfer increases J:COM's stake in Miyavision to 99.2%, making it a consolidated subsidiary of J:COM.

J:COM became the largest shareholder in Miyavision on November 22, 2007. Miyavision started its CATV business in Kyoto city and then expanded into Muko city, Nagaokakyo city, Oyamazaki town, etc. In all, Miyavision accumulated approximately 303,000 serviceable households or "homes passed." Its' service areas are densely populated and adjacent to J:COM's service areas, enabling various potential synergies in terms of business strategy. Further, as the Miyavision broadband network is already fully upgraded, future investment needs will be minimal. J:COM's strength in sales, strong products, customer support, and other group assets will enable Miyavision to potentially double its current multi-channel penetration rate, which is currently at about 10%.

J:COM will continue to operate its local services business as an integral part of the community.

Company Profile – Miyavision (as of January 31, 2008)

(1) Company Name	Kyoto Cable Communications Co., Ltd.
(2) Business Overview	Cable Television Services, Telecommunication Services, etc.
(3) Establishment Date	November 30, 1984
(4) Headquarter	12-9 Uzumasa Horigauchi-cho, Ukyo-ku, Kyoto
(5) Representative	President & Representative Director Akio Kominami
(6) Capital	4,266.8 million yen
(7) Number of Employees	67 (by December 31, 2007)
(8) Major Shareholders	Jupiter Telecommunications Co., Ltd. (99.24%), others
(9) Total Outstanding Shares	85,336

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 22 managed franchises (as of December 31, 2007) operating at the local level serving approximately 2.77 million subscribing households (as of December 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.97 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

January 29, 2008
FOR IMMEDIATE RELEASE

J:COM TV DIGITAL TO LAUNCH INTERNATIONALLY ACCLAIMED SUSPENSE CHANNEL, FOXCRIME

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, and News Broadcasting Japan Co., Ltd. (NBJ), have announced today that starting March 1, 2008, J:COM's digital broadcasting service J:COM TV Digital[1] will begin broadcasting NBJ's crime and suspense channel, FOXCRIME. Together, J:COM TV Digital and NBJ intend to provide high-quality contents that will satisfy their customers and broaden their audiences, while at the same time enhancing the multi-channel market.

J:COM's triple-play strategy offers customers television, telephone and internet in one convenient core package. Since the service began in April 2004, J:COM TV Digital has been focused on improving and broadening their multi-channel television viewing line-up. With the addition of the popular FOXCRIME channel, J:COM TV Digital hopes to attract more customers and increase customer satisfaction.

The FOXCRIME channel offers original, cutting-edge, suspenseful, crime-focused television series from around the world. The programming will include U.S., European and Asian shows, as well as original productions from other regions, to provide a global perspective. For the first time ever in Japan, popular investigation, police/detective, forensic and law television series will be broadcast 24 hours a day.

FOXCRIME, under the umbrella of News Corporation, is a channel that started in Italy and has developed into a global brand of the multi-channel operator (MCO) FOX International Channels, which operates multiple channels abroad and outside of the U.S. Since its inception, the channel has rivaled even the main, top-rated FOX channel for viewership.

[1]Within the J:COM Osaka Central, J:COM Takatsuki, J:COM Toyonaka-Ikeda, J:COM Suita, J:COM Higashi-Osaka and J:COM Kitakawachi service areas, digital broadcasting service is provided under the name "Digital Basic."

■FOXCRIME March Line-Up■



NUMB3RS
A suspense series executive produced by Ridley Scott ("Alien") and Tony Scott ("Topgun"). The show follows an FBI Special Agent and his mathematical genius brother who together solve crimes in a very unorthodox fashion: using math to solve the most confounding and unsolvable cases.



LAW & ORDER: SVU
One of America's longest running and Emmy Award-winning television dramas. Set in New York City, this hard-hitting and emotional series follows the professional and personal lives of several police officers and prosecutors who belong to an elite group of investigators following sex crimes.

DEXTER
How can a crime avenger lead a dual life as a serial killer?!? Golden Globe-nominated, top-ranked US suspense. Set in Miami, this unique drama showcases the double-life of Dexter, working as a blood spatter analyst by day and satisfying his darker urges by becoming a blood-thirsty killer by night. DEXTER takes us deep inside the mind of a killer and forces audiences to grapple with the ethical dilemma of determining right and wrong.


DEXTER



BROTHERHOOD
A highly-acclaimed crime masterpiece, praised by major US media publications. BROTHERHOOD centers around the lives of two brothers on opposite sides of the law, one heavily steeped in the underworld of the Irish-American Mob, and an ambitious politician rising in government ranks, each scrambling to gain control of their stake in world they value.

About News Broadcasting Japan Co., Ltd.

News Broadcasting Japan Co., Ltd. (NBJ) is an essential part of Rupert Murdoch's global media empire, News Corporation, within the FOX Entertainment Group (movie and television production and distribution; and television and radio station operation). NBJ provides high-quality channels via SKY PerfecTV!, CATV and others.

Business Overview: Digital Satellite Broadcasting and CATV Programming Distribution (Public License Broadcaster)

Channels: FOX (http://www.foxjapan.com/tv/), National Geographic Channel (http://www.ngcjapan.com), FOXCRIME (http://www/foxcrime.jp), FOXMOVIES SF&HORROR (http://www.fox-movies.tv/), FOXLIFE HD (program supplier) (http://www.foxlife.jp/)

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 22 managed franchises (as of December 31, 2007) operating at the local level serving approximately 2.77 million subscribing households (as of December 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.97 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd., and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

January 22, 2008
FOR IMMEDIATE RELEASE

J:COM OBTAINS CREDIT RATING FROM R&I

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that it has newly obtained the following credit rating from Rating and Investment Information Inc. (hereafter R&I).
Please refer to the press release issued by R&I today for detailed information such as the reasons for the current rating. (Available on the R & I Website: http://www.r-i.co.jp)

1. Credit Rating Subject and Rating Obtained

Rating Agency	Subject	Rating	Rating Outlook
R & I	Issuer Rating	A-	Stable

2. Rating Issued on January 22, 2008

3. Reason for Seeking the Credit Rating
The objective is to ensure the ability to quickly raise funds when required and to improve stability by diversifying financing methods, as well as to improve the company's financial soundness and management transparency, by obtaining an evaluation of the company's creditworthiness from an independent third party.

About Jupiter Telecommunications Co.,Ltd.
Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 22 managed franchises (as of December 31, 2007) operating at the local level serving approximately 2.77 million subscribing households (as of December 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.97 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

January 16, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES DECEMBER 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of December 31, 2007 served by J:COM's 22*1 managed franchises reached 2.77 million, up 150,500, or 5.7% since December 31, 2006. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.90 million, up 381,400 or 8.4% since December 31, 2006. The bundle ratio (average number of services received per subscribing household) increased to 1.77 as of December 31, 2007 from 1.72 since December 31, 2006. The cable television digital migration rate as of December 31, 2007 increased to 67% from 51% as of December 31, 2006.

*1 The figure includes Kyoto Cable Communications Co., Ltd. (KCC), which became a managed franchise at the end of November 2007. However, KCC subscriber data is separately described below because it is preliminary and subject to adjustment until J:COM has completed its review and determined that it is presented in accordance with J:COM policies. KCC had 20,200 cable TV RGU's, of which 10,600 are digital RGU's, and 10,000 high-speed Internet access RGU's (as of December 31, 2007).

Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of December 31, 2007	2,274,600 Digital: 1,523,100	1,254,600	1,370,800	4,900,000	2,772,200
As of December 31, 2006	2,195,900	1,149,100	1,173,600	4,518,600	2,621,700
Net year-over-year increase	78,700	105,500	197,200	381,400	150,500
Net increase as percentage	3.6%	9.2%	16.8%	8.4%	5.7%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 20 franchises; 40 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of December 31, 2007	2,188,000	1,211,600	1,312,600	4,712,200	2,659,100
	Digital: 1,470,200				
As of December 31, 2006	2,109,300	1,108,800	1,119,900	4,338,000	2,512,200
Net year-over-year increase	78,700	102,800	192,700	374,200	146,900
Net increase as percentage	3.7%	9.3%	17.2%	8.6%	5.8%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 22 managed franchises (as of December 31, 2007) operating at the local level serving approximately 2.77 million subscribing households (as of December 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 9.97 million (of which Cable West Group has approximately 1.4 million as of December 31, 2007). Jupiter TV Company, formerly Jupiter TV Co., Ltd., which was recently merged with J:COM, invests in and operates 17 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

END